As filed with the Securities and Exchange Commission on July 1, 2004

Registration No. 333-____________

SECURITIES AND EXCHANGE COMMISSION Washington, DC 20549

FORM SB-2 REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

SULPHCO, INC.
(Name of Small Business Issuer in Its Charter)

Nevada	2890	88-0224817
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

850 Spice Islands Drive Sparks, NV 89431 (775) 829-1310 (Address and Telephone Number of Principal Executive Offices and Principal Place of Business)	Rudolf W. Gunnerman 850 Spice Islands, Drive Sparks, NV 89431 (775) 829-1310 (Name, Address and Telephone Number of Agent for Service)

Copies of all communications to:

Samuel S. Guzik, Esq.
Guzik & Associates
11355 West Olympic Blvd., Suite 300
Los Angeles, CA  90064
(310) 914-8600

        Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this Registration Statement until such time that all shares of common stock registered hereunder have been sold.

        If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box. ☒

        If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

        If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

        If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

        If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered(1)	Proposed maximum offering price per share(2)	Proposed maximum aggregate offering price(1)(2)	Amount of registration fee(2)

Common Stock, $.001 par value	18,648,137	$2.775	$51,748,581	$6,557

(1)	Please refer to the “Selling Security Holders” section of the prospectus that is part of this Registration Statement for a description of what comprises the 18,648,137 shares of our common stock being registered. Pursuant to Rule 416 under the Securities Act of 1933, this Registration Statement also relates to an indeterminate number of shares of common stock which are issuable upon stock splits, stock dividends, recapitalizations or other similar transactions.

(2)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) of the Securities Act of 1933, as amended, and based upon the average high and low sales prices of the Registrant’s Common Stock on June 29, 2004, as reported on the Nasd, Inc.OTC Bulletin Board.

         The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

2

SUBJECT TO COMPLETION, DATED JUNE 30, 2004

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PROSPECTUS

SULPHCO, INC.

18,648,137 Shares of Common Stock

                 This prospectus relates to the reoffer and resale, from time to time, of up to 18,648,137 common shares by the selling security holders listed on page 12 of this prospectus.

                 The reoffer and resale of the common shares covered by this prospectus will be made by the selling security holders listed in this prospectus or by those holders’ pledgees, donees, transferees, or other successors-in-interest, in accordance with one or more of the methods described in the plan of distribution, which begins on page 21 of this prospectus. We will not receive any of the proceeds from the sale of any common shares by the selling security holders, but we have agreed to bear certain expenses of registering the resale of the common shares under federal and state securities laws.

                 Our common stock is listed on the Nasd, Inc. OTC Bulletin Board under the symbol “SLPH.” On June 29, 2004 the last reported sale price of our common stock on the OTC Bulletin Board was $2.70 per share.

                 Investing in our securities involves a high degree of risk. See “Risk Factors” beginning on page six.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of the prospectus. Any representation to the contrary is a criminal offense.

___________ __, 2004

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that which is contained in this prospectus. This prospectus may be used only where it is legal to sell these securities. The information in this prospectus may only be accurate on the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of securities.

PROSPECTUS SUMMARY

                 This summary highlights information contained elsewhere in this prospectus. This summary does not contain all of the information that you should consider before investing in our common stock. You should read the entire prospectus carefully, especially the risks of investing in our common stock discussed in the Risk Factors section beginning on page six.

         References to “we,” “us,” “our company” and “SulphCo” refer to SulphCo, Inc.

Our Business

Overview

                 We are engaged in the business of developing and commercializing our patented and proprietary technology for the reduction of the sulfur content of crude oils and petroleum products, and the “upgrading” of crude oil by reducing its weight, or density. Our patented and proprietary process is based upon the novel use of high power ultrasonics – the application of high energy, high frequency sound waves – to effect beneficial changes in the chemical composition in crude oil and other petroleum streams. Originally developed by us for low cost desulfurization of diesel fuel, our development efforts have expanded to include the desulfurization of crude oil and the “upgrading” of crude oil by reducing its density. Our process is expected to provide a highly cost-effective alternative to conventional refinery processes currently used to remove sulfur from crude oil. We also believe that our process is unique by reason of its ability to desulfurize and upgrade crude oil prior to entering the traditional refinery process.

                 We have developed and demonstrated a continuous flow bench scale prototype in a laboratory setting using a revolutionary low pressure, low temperature process that uses high power ultrasound to reduce the sulfur content of crude oil and other petroleum streams. We have been developing our desulfurization technologies since January 1999. Testing has been done through in-house facilities, independent laboratories, and more recently by a major integrated petroleum company. To date, such testing has been limited to samples produced by bench scale prototypes, which have processed from one to ten gallons of crude oil in a laboratory setting. Recent laboratory testing has also demonstrated the ability of our process to upgrade crude oils through the conversion of the heavy hydrocarbon components of petroleum residua to lighter, higher value components. We are also investigating the potential additional “upgrading” benefit our process may have through the reduction of nitrogen, acids, salts and certain metals in crude oil.

                 We have completed the design and fabrication of a pre-production prototype of a continuous flow desulfurization unit (deSN™ unit) which is intended to process up to 1,000 bbl per day. This unit has been placed at a major oil refinery and is awaiting final installation and testing, which is expected to occur during the next few months. We have begun the design of a production scale deSN™ unit which is intended to process 25,000 or more bbl per day. We intend to construct this unit at our facilities following successful testing of our 1,000 bbl per day unit.

                 We are developing ultrasound technology to help provide the high power ultrasound necessary to our process. Our ultrasound technology is intended to increase the ultrasonic intensity generated within our desulfurization reactor vessels and to improve on existing ultrasound technologies.

The Market Opportunity

                 The market for our technology and our desulfurization units is expected to be crude oil producers and refiners. Crude oil price differentials are driven largely by both sulfur content and crude oil density. These price differentials reflect the relative economic value of crude oil to the ultimate consumer of most crude oil, the oil refiner. Because our technology is expected to both reduce sulfur content and reduce crude oil density at a significantly reduced cost, the successful commercialization of our technology can be expected to produce significant economic benefits to our future customers.

                 The reduction of sulfur levels in crude oil and petroleum products has become a major issue for oil producers and refiners. Developed countries have increasingly mandated the use of low or ultra low sulfur petroleum products. As a result, refineries are faced with incurring extremely expensive capital improvements for their refinery processes, altering their end product mix, or in some instances ceasing the production of low sulfur products entirely. Our technology, which utilizes high power ultrasound in a low temperature, low pressure environment, is expected to provide a more cost-effective solution to sulfur reduction than presently obtainable with conventional hydrotreating technologies which require high temperature, high pressure and expensive catalysts. Our technology is expected to:

•	aid oil refiners in meeting government mandated sulfur limits in petroleum products;

•	allow refiners to avoid or reduce the high cost of building new hydrotreaters, or refurbishing existing hydrotreaters; and

•	allow refiners to utilize higher sulfur crude oil more efficiently in their existing hydrotreaters.

                    Moreover, because our deSN™ units are expected to upgrade crude oil by reducing its density, refiners who pre-treat crude oil with our deSN™ processors are expected to be able to:

•	reduce their cost of crude oil by purchasing heavier, less expensive crude oil; and

•	obtain a higher yield of higher value petroleum end products.

                 Oil producers are also expected to benefit from our technology. Because crude oil containing higher concentrations of sulfur or higher density is less valuable than crude oil containing lower sulfur concentrations and lower density, a producer utilizing our technology is expected to be able to sell the treated crude oil to refiners at higher prices. Moreover, crude oil reserves which are underutilized due to higher sulfur content or density would become more economically viable with the successful utilization of our desulfurization technology.

Our Strategy

                 We intend to partner with experienced third parties to develop, produce, market, distribute and support products utilizing our proprietary desulfurizaton and upgrading technology. These activities may include licensing our technology, joint ventures involving development, manufacturing or marketing, and other commercial activities. As part of these activities we intend to partner with one or more experienced distribution partners to market and sell our products and technology. Such partnerships are intended to reduce our working capital requirements by reducing our costs, and provide an entree to more extensive and accelerated market penetration than would be permitted by an internal organization.

                 Our business model provides for revenues to be generated from two principal sources:

•	Revenues from the sale or lease of our deSN™ units to refiners and producers; and

•	Revenues from the ongoing operation of our deSN™ units by our customers, based upon a percentage of the value added to the end user.

                 These revenue streams may be generated by us or in conjunction with collaborative partners or third party licensing arrangements, and may include provisions for one-time, lump sum payments in addition to ongoing royalty payments or other revenue sharing arrangements.

Our Company

                 We were incorporated in the State of Nevada in 1986. Our predecessor, GRD, Inc., commenced its current line of business in January 1999. Our executive offices are located at 850 Spice Islands Drive, Sparks, NV 89431. Our telephone number is (775) 829-1310. Our corporate website is www.sulphco.com. Our website, and the information contained therein, are not part of this prospectus.

The Shares Offered in this Prospectus

Common Stock Offered	Up to 18,648,137 shares of our common stock are being offered by the selling security holders under this prospectus. These shares are part of units of securities which have been issued and sold or may be issued and sold from time to time by us to the selling security holders in connection with two private placements entered into as of June 3, 2004 and June 15, 2004, and comprise the following:

June 3, 2004 private placement:

•	2,978,333 shares of common stock;
•	warrants exercisable at $1.125 per share for 1,073,217 shares of common stock;
•	additional investment rights entitling the investor to purchase 6,132,667 shares of common stock at $0.90 per share and warrants to purchase 2,146,433 shares at $1.125 per share.

June 15, 2004 private placement:

•	2,030,960 shares of common stock;
•	warrants exercisable at $1.5625 per share for 731,846 shares of common stock;
•	additional investment rights entitling the investor to purchase 2,090,989 shares of common stock at $1.25 per share and warrants to purchase 1,463,692 shares at $1.5625 per share.

Use of Proceeds	All of the shares of common stock being offered under this prospectus are being resold by the selling security holders or their pledges, donees, transferees or other successors-in-interest. Accordingly, we will not receive any proceeds from the resale of these shares.

Transfer Agent and Registrar	PublicEase Stock Transfer, Inc.

Risk Factors

                 Investing in our common stock involves substantial risks. See the “Risk Factors” section of this prospectus for a description of risks you should carefully consider before investing in our common stock.

RISK FACTORS

                 You should carefully consider the risks described below, together with all of the other information included in this prospectus, before making an investment decision. The risks and uncertainties below are not the only ones we face. Additional risks and uncertainties not presently known to us, or that we currently deem immaterial, may also impair our business operations. If any of the following risks actually occur, our business, financial condition or results of operations could be materially and adversely affected. In that case, the trading price of our common stock could decline, and you may lose all or part of your investment.

                  Some statements in this prospectus (including some of the following risk factors) are forward-looking statements. Please refer to the section in this prospectus entitled “Forward-Looking Statements.”

We are a development stage company with a limited operating history.

                 We are development stage company with a limited operating history, and our principal technologies and products are still under development. Accordingly, there is a limited operating history upon which to base an assumption that we will be able to successfully implement our business plan.

Our technologies are not fully developed, are commercially untested, and remain subject to significant uncertainty.

                 Our activities to date have involved the research and development of our crude oil desulfurization and upgrading technologies, and we have not yet generated any material revenues since commencing these activities in January 1999. Commercial application of our technologies will require further investment, development and testing. We may be unable to complete development and commercialization of our technologies on a timely basis, or at all.

                 Development and commercialization of a new technology, such as our desulfurization and upgrading process, is inherently subject to significant risks. Accordingly, we cannot assure you that our technology will perform in a commercial scale setting as indicated in initial laboratory or small scale bench testing or that we will be able to successfully develop and commercialize our technology. Introducing and enhancing a new technology involves numerous technical challenges, substantial financial and personnel resources, and often takes many months or years to complete. We cannot be certain that we will be successful at commercializing our technology on a timely basis, or in accordance with milestones, if at all. In addition, we cannot be certain that, once our processing unit is made operational in a commercial setting, the unit will perform as expected. Our technology is complex and, despite further vigorous testing and quality control procedures, may contain undetected errors. Any inability to timely deliver a commercially viable unit could have a negative effect on our business, revenues, financial condition and results of operations.

We have a history of operating losses and have not generated any material revenues to date.

                 We have not generated any material revenues and have experienced significant operating losses in each period since we commenced our current line of business in January 1999. As of March 31, 2004, we had an accumulated deficit of approximately $18 million, including approximately $10.3 million of stock-based compensation expense. These losses are principally associated with the research and development of our desulfurization and upgrading technologies, research and development of ultrasound technologies, development of pre-production prototypes and related marketing activity, and we expect to continue to incur expenses in the future for development, commercialization and sales and marketing activities related to the commercialization of our technology. We cannot predict when or to what extent our technology or resulting products will begin to produce revenues, or whether we will ever reach profitability. If we are unable to achieve significant levels of revenue, our losses will likely continue indefinitely. If this occurs, the market price of our common stock and our viability as a going concern could suffer.

We may not have sufficient working capital in the future, and we may be unable to obtain additional capital. If we obtain additional financing, you may suffer significant dilution.

                 In the past we have financed our research and development activities primarily through debt and equity financings from our principal shareholder, Rudolf W. Gunnerman. In June 2004 we conducted two private placements with institutional and other third party investors for the sale of units consisting of our common stock, warrants, and rights to acquire additional stock and warrants, generating net cash proceeds of approximately $2.4 million. Although we anticipate that our existing capital resources will be sufficient to fund our cash requirements through at least 2004 based upon current levels of expenditures and anticipated needs, additional financing will be required in 2005.

                 The extent and timing of our future capital requirements will depend upon several factors, including:

•	Continued progress in the development of our technologies;
•	Effective product commercialization activities and arrangements; and
•	Our ability to establish and maintain collaborative arrangements with others for product development, commercialization, marketing, sales and manufacturing.

If our capital requirements vary materially from those currently planned, we may require additional financing sooner than anticipated. We do not know whether additional financing will be available on commercially acceptable terms when needed.

                 Sources of additional capital include proceeds from the sale of the remaining unpurchased units to investors in the June 2004 private placements, proceeds from the exercise of additional investment rights and warrants issued to these investors, funding through collaborative arrangements, licensing arrangements and debt and equity financings. If we cannot raise funds on acceptable terms, we may not be able to successfully commercialize our technology, take advantage of future opportunities or respond to unanticipated requirements. If we are unable to secure such additional financing, we will have to curtail or suspend all or a portion of our business activities. Further, if we issue equity securities, our shareholders may experience severe dilution of their ownership percentage, and the new equity securities may have rights, preferences or privileges senior to those of our common stock.

Our strategy for the development and commercialization of our technologies contemplates collaborations with third parties, making us dependent on their success.

                 We are a development stage company and do not possess all of the capabilities to fully commercialize our desulfurization and upgrading technologies on our own. Our success will likely depend upon partnerships and strategic alliances with third parties. We intend to continue to enter into collaborative and other contractual arrangements with third parties to assist us in such activities as developing, testing and commercializing our technology, and in the manufacture, marketing and distribution of resulting products. We may be unable to find suitable collaborative partners or contract for these services when needed, and failure of third parties to perform under agreements with us could result in delays.

                 Collaborative agreements involving the development and commercialization of technology such as ours generally pose such risks as:

•	Collaborators may not pursue further development and commercialization of products resulting from collaborations or may elect not to continue or renew research and development programs;
•	Collaborators may delay development activities, underfund development activities, stop or abandon development activities, repeat or conduct new testing or require changes to our technologies for testing;

•	Collaborators could independently develop, or develop with third parties, products that could compete with our future products;
•	The terms of our agreements with collaborators may not be favorable to us;
•	A collaborator with marketing and distribution rights to one or more products may not commit enough resources to the marketing or distribution of our products, thereby delaying commercialization or limiting potential revenues from the commercialization of a product;
•	Collaborations may be terminated by the collaborator for any number of reasons, including failure of the technologies or products to perform in line with the collaborator’s objectives or expectations, and such termination would subject us to increased capital requirements if we elected to pursue further development activities.

We have very limited manufacturing, marketing and sales experience.

                We have very limited manufacturing, marketing and product sales experience. If we develop commercially marketable products, we cannot assure you that contract manufacturing services will be available in sufficient capacity to supply our product needs on a timely basis. If we decide to build or acquire commercial scale manufacturing capabilities, we will require additional management and technical personnel and additional capital.

We may rely on third parties to provide certain components for our products. If our vendors fail to deliver their products in a reliable, timely and cost-efficient manner, our business will suffer.

                 We expect to depend on relationships with third parties such as contract manufacturing companies and suppliers of components critical for the product we are developing in our business. If these providers do not produce these products on a timely basis, if the products do not meet our specifications and quality control standards, or if the products are otherwise flawed, we may have to delay product delivery, or recall or replace unacceptable products. In addition, such failures could damage our reputation and could adversely affect our operating results. As a result, we could lose potential customers and any revenues that we may have at that time may decline dramatically.

We are highly dependent on our key personnel to manage our business, and because of competition for qualified personnel we may not be able to recruit or retain necessary personnel.

                 Our continued growth and success depend to a significant degree on the continued services of our senior management, including our chairman and CEO, Rudolf W. Gunnerman, our president, Kirk S. Schumacher, and other key employees, and our ability to attract and retain highly skilled and experienced scientific, technical, managerial, sales and marketing personnel. We cannot assure you that we will be successful in recruiting new personnel or in retaining existing personnel. Other than agreements to retain the services of our chairman and CEO, Rudolf W. Gunnerman, and our president, Kirk S. Schumacher,none of our senior management or key personnel have long term employment agreements with us. We do not maintain key person insurance on any members of our management team or other personnel. The loss of one or more key employees or our inability to attract additional qualified employees could have a material adverse effect on our business, results of operations and financial condition. In addition, we may experience increased compensation costs in order to attract and retain skilled employees.

We may not be able to compete successfully in the highly competitive and evolving desulfurization market.

                 The market for products utilizing our technologies is still developing and there can be no assurance that our products will ever achieve market acceptance. Because we presently have no customers for our business, we must convince petroleum producers, refiners and distributors to purchase our products or license our technology. To the extent we do not achieve market penetration, it will be difficult for us to generate meaningful revenue or to achieve profitability. In order to achieve market acceptance we intend to enter into collaborative agreements with one or more major petroleum producers or refiners with established market positions. However, we cannot assure you that, even if such arrangements are successfully implemented, our technologies will achieve acceptance in the marketplace.

We may not be able to protect our intellectual property against third-party infringements or claims of infringement.

                 Our commercial success will depend to a large degree on our ability to protect and maintain our proprietary technology and know-how and to obtain and enforce patents on our technology. We rely primarily on a combination of patent, copyright, trademark and trade secrets law to protect our intellectual property. Although we have filed multiple patent applications for our technology, and we have three issued patents in the U.S., our patent position is subject to complex factual and legal issues that may give rise to uncertainty as to the validity, scope and enforceability of a particular patent. Accordingly, we cannot assure you that any patents will be issued pursuant to our current or future patent applications or that patents issued pursuant to such applications will not be invalidated, circumvented or challenged. Moreover, we cannot assure you that the rights granted under any such patents will provide the competitive advantages we anticipate or be adequate to safeguard and maintain our proprietary rights. In addition, effective patent, trademark, copyright and trade secret protection may be unavailable, limited or not applied for in certain foreign countries. Moreover, we cannot assure you that third parties will not infringe, design around, or improve upon our proprietary technology.

                 We also seek to protect our proprietary intellectual property, including intellectual property that may not be patented or patentable, in part by confidentiality agreements and, if applicable, inventor’s rights agreements with our employees and third parties. We cannot assure you that these agreements will not be breached, that we will have adequate remedies for any breach or that such persons will not assert rights to intellectual property arising out of these relationships.

We are a new entrant in our business and we face significant competition.

                 We are a new entrant in the market for development and sale of sulfur reduction and upgrading technology to the oil industry. We face well-established and well-funded competition from a number of sources. Our competitors in this area include major integrated oil companies and oil refineries. Most of these entities have substantially greater research and development capabilities and financial, scientific, manufacturing, marketing, sales and service resources than we do.

                 Because of their experience and greater research and development capabilities, our competitors might succeed in developing and commercializing competing technologies or products which would render our technologies or products obsolete or non-competitive.

 Regulatory developments could have adverse consequences for our business.

                 The regulatory environment that pertains to our business is complex, uncertain and changing rapidly. Although we anticipate that existing and proposed governmental mandates regulating the sulfur content of petroleum products will continue to provide an impetus for customers to utilize our desulfurization technology, it is possible that the application of existing environmental legislation or regulations or the introduction of new legislation or regulations could substantially impact our ability to launch and promote our proprietary technologies, which could in turn negatively impact our business.

We may be sued for product liability.

                 We may be held liable if any product we develop, or any product which is made with the use of any of our technologies, causes injury or is found otherwise unsuitable during product testing, manufacturing, marketing, sale or use. We currently have no product liability insurance. When we attempt to obtain product liability insurance, this insurance may be prohibitively expensive, or may not fully cover our potential liabilities. Inability to obtain sufficient insurance coverage at an acceptable cost or otherwise to protect against potential product liability claims could inhibit the commercialization of products developed by us. If we are sued for any injury caused by our products, our liability could exceed our available assets.

Our stock price is volatile.

                 The trading price for our common stock has been volatile, ranging from a sales price of $0.21 in October 2003, to a sales price of over $2.20 per share in June of 2004. The price has changed dramatically over short periods with changes of over 100% percent in a single day. An investment in our stock is subject to such volatility and, consequently, is subject to significant risk.

This offering may have an adverse impact on the market value of our stock.

                 This prospectus relates to the resale of up to 18,648,137 shares of common stock by the selling security holders identified in this prospectus. Prior to the date of this prospectus these shares were not freely tradable under federal and state securities laws. In addition to the sale of the shares which may be sold under this prospectus, there are 4,121,151 restricted shares which may be sold pursuant to SEC Rule 144, which permits sales of unregistered securities owned for more than one year. Large sales volumes by selling security holders or market expectations of such sales could adversely affect the market price of our common stock.

There are risks associated with the potential exercise of outstanding warrants and additional investment rights.

                 In connection with the first closings of the June 3, 2004 and June 15, 2004 private placements, we issued:

•	536,619 warrants exercisable at $1.125 per share;
•	365,923 warrants exercisable at $1.5625 per share;
•	additional investment rights entitling the holder to purchase an aggregate of 3,066,333 shares of our common stock at $0.90 per share and 1,073,217
•	warrants exercisable at $1.125 per share; and
•	additional investment rights entitling the holder to purchase an aggregate of 1,045,494 shares at $1.25 per share and 731,846 warrants exercisable at $1.5625per share.

In addition, under the terms of these private placements, we may issue and sell up to an equal number of additional warrants and rights as part of additional closings for the unsold securities under these placements.

If those purchasers (who are identified as selling security holders in this prospectus) exercise these additional investment rights or warrants, we will be obligated to issue additional shares of common stock at $0.90 and $1.25 per share and warrants to purchase our common stock at an exercise price of $1.125 and $1.5625 per share. In addition, 1,100,000 shares are issuable upon outstanding employee stock options. The existence of such rights to acquire common stock at fixed prices may prove a hindrance to our efforts to raise future equity funding, and the exercise of such rights will dilute the percentage ownership interest of our stockholders and may dilute the value of their ownership. The possible future sale of shares issuable on the exercise of outstanding warrants, options and additional investment rights, or expectations of such sales, could adversely affect the prevailing market price of our common stock. Further, the holders of the outstanding warrants and additional investment rights may exercise them at a time when we would otherwise be able to obtain additional equity capital on terms more favorable to us.

Our board of directors has the ability to issue additional shares of our common stock without obtaining the approval of our stockholders.

                 Our corporate charter currently authorizes our board of directors to issue up to 100,000,000 shares of common stock, of which 53,324,734 shares were outstanding as of June 18, 2004. The power of the board of directors to issue shares of common stock or warrants to purchase shares of common stock is not subject to stockholder approval under Nevada state law, the state of our corporate organization. Any additional issuance of our common stock may have the effect of further diluting the equity interest of stockholders.

Our board of directors has the ability to issue shares of preferred stock without obtaining the approval of our stockholders, which could adversely impact the rights of holders of our common stock.

                 Our board of directors has the authority to issue up to 10,000,000 shares of preferred stock, none of which are issued or outstanding, and to determine the price, and the rights, preferences, privileges and restrictions, without any further vote or action by our stockholders. Because the holders of preferred stock may be entitled to vote on some matters as a class, issuance of preferred stock could have the effect of delaying, deferring or preventing a change of control of our company. The rights of the holders of common may be adversely affected by the rights of the holders of any preferred stock that may be issued in the future. The issuance of preferred stock, while providing desirable flexibility, could have the effect of making it more difficult for a third party to acquire control of our company.

Because our common stock is subject to rules governing low priced securities, market liquidity for our common stock could be adversely impacted.

                 Our common stock trades below $5.00 per share and is not listed on the Nasdaq Stock Market or a national or regional securities exchange. Therefore, our common stock is subject to the low priced security or so-called “penny stock” rules that impose additional sales practice requirements on broker-dealers who sell such securities to persons other than established customers and accredited investors. For any transaction involving a penny stock, unless exempt, the rules require, among other things, the delivery, prior to the transaction, of a disclosure schedule required by the Securities and Exchange Commission relating to the penny stock market. These rules also require that the broker determine, based upon information obtained from the investor, that transactions in penny stocks are suitable for the investor, and require the broker to obtain the written consent of the investor prior to effecting the penny stock transaction. The broker-dealer must also disclose the commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and, if the broker-dealer is the sole market-maker, the broker-dealer must disclose this fact and the broker-dealer’s presumed control over the market. Finally, monthly statements must be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks. So long as our common stock is characterized as a penny stock, the market liquidity for these shares could be severely affected. The regulations relating to penny stocks could limit the ability of broker-dealers to sell these securities and, in turn, the ability of stockholders to sell their shares in the secondary market.

Our Chairman and CEO will control corporate decisions which may differ from the interests of other stockholders.

                 As of the date of this prospectus Rudolf W. Gunnerman beneficially owned more than 61% of our issued and outstanding common stock. Following this offering, assuming all of the securities covered by this prospectus are issued, Rudolf W. Gunnerman, our chairman and CEO, will beneficially own or control more than 48% of our issued and outstanding common stock. Accordingly, Mr. Gunnerman will effectively be able to exercise control over all matters requiring approval by our stockholders, including the election of directors and the approval of significant corporate transactions. Mr. Gunnerman’s interests may differ from the interests of other stockholder and, therefore, result in corporate decisions that may be disadvantageous to other stockholders. This concentration of ownership may also have the effect of delaying or preventing a change in control, which could have a material adverse effect on our stock price.

FORWARD-LOOKING STATEMENTS

                 This prospectus contains forward-looking statements within the meaning of the federal securities laws that relate to future events or our future financial performance. In some cases, you can identify forward-looking statements by terminology, such as “may,” “will,” “should,” “could,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “project,” “predict,” “intend,” “potential” or “continue” or the negative of such terms or other comparable terminology, although not all forward-looking statements contain such terms. In addition, these forward-looking statements include, but are not limited to, statements regarding:

•	implementing our business strategy;
•	commercialization and marketing of our products under development;
•	our intellectual property;
•	our estimates of future revenue and profitability;
•	our estimates or expectations of continued losses;
•	our expectations regarding future expenses, including research and development, sales and marketing, manufacturing and general and administrative expenses;
•	difficulty or inability to raise additional financing, if needed, on terms acceptable to us;
•	our estimates regarding our capital requirements and our needs for additional financing;
•	attracting and retaining customers and employees;
•	sources of revenue and anticipated revenue; and
•	competition in our market.

                 These statements are only predictions. Although we believe that the expectations reflected in these forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. We are not required to and do not intend to update any of the forward-looking statements after the date of this prospectus or to conform these statements to actual results. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this prospectus might not occur. Actual results, levels of activity, performance, achievements and events may vary significantly from those implied by the forward-looking statements. A description of risks that could cause our results to vary appears under “Risk Factors” and elsewhere in this prospectus.

                 In this prospectus, we refer to information regarding our potential markets and other industry data. We believe that we have obtained this information from reliable sources that customarily are relied upon by companies in our industry, but we have not independently verified any of this information.

USE OF PROCEEDS

                 We will not receive any of the proceeds from the sale of the shares by the selling security holders, nor will any of the proceeds be available for our use or otherwise for our benefit. All proceeds from the sale of the shares will be for the account of the selling security holders.

SELLING SECURITY HOLDERS

                 Up to 18,648,137 shares of our common stock are being offered by the selling security holders under this prospectus. These shares are part of units which have been issued and sold or may be issued and sold from time to time by us to the selling security holders in connection with two private placements entered into as of June 3, 2004 and June 15, 2004, and comprise the following:

June 3, 2004 private placement:

•	2,978,333 shares of common stock;
•	Warrants exercisable at $1.125 per share for 1,073,217 shares of common stock;
•	additional investment rights entitling the investor to purchase 6,132,667 shares of common stock at $0.90 per share and warrants to purchase 2,146,433 shares at $1.125 per share.

June 15, 2004 private placement:

•	2,030,960 shares of common stock;
•	Warrants exercisable at $1.5625 per share for 731,846 shares of common stock;
•	additional investment rights entitling the investor to purchase 2,090,989 shares of common stock at $1.25 per share and warrants to purchase 1,463,692 shares at $1.5625 per share.

The June 2004 Private Placements

                 The June 3, 2004 Placement. Pursuant to a securities purchase agreement effective June 3, 2004, between our company and accredited investors, we agreed to issue and sell to 22 of the selling security holders approximately 2.98 million of units, at $0.90 per unit. Each unit in the June 3 placement has a purchase price of $0.90 and consists of one share of common stock, a warrant entitling the purchaser to purchase 0.35 shares of common stock at $1.125 per share for each share acquired, and an additional investment right entitling the purchaser to purchase up to two additional shares at a purchase price of $0.90 per share and a warrant to purchase up to 0.35 shares at $1.125 per share for each additional share acquired under the additional investment right. The securities purchase agreement provided for the sale of one-half of the$2.98 million of units to these purchasers on June 3, 2004, and we received aggregate gross cash proceeds of $1.34 million, before deduction of selling expenses of approximately $91,367. Under the terms of the June 3 placement the investors have the right to purchase up to the remaining unpurchased 1.49million of units at any time prior to October 31, 2004, and we have the right (subject to customary closing conditions) to require the investors to purchase these additional 1.49 million of units within 5 days of the announcement of our entry into a collaboration agreement with a major international oil producer on terms satisfactory to the investors.

                 June 15, 2004 Placement. Pursuant to a securities purchase agreement effective June 15, 2004, between our company and accredited investors, we agreed to issue and sell to each of the investors in the June 3 placement and seven other accredited investors approximately 2.03 million of units, at $1.25 per unit. Each unit in the June 15 placement has a purchase price of $1.25 and consists of one share of common stock, a warrant entitling the purchaser to purchase 0.35 shares of common stock at $1.5625 per share for each share acquired, and an additional investment right entitling the purchaser to purchase up to one additional share at a purchase price of $1.25 per share and a warrant to purchase up to 0.70 shares at $1.5625 per share for each additional share acquired under the additional investment right. The securities purchase agreement provided for the sale of one-half of the 2.03 million of units to these purchasers on June 15, 2004, and we received aggregate gross cash proceeds of approximately$1.27 million, in each case, before deduction of selling expenses of approximately $87,542. Under the terms of the June 15 placement the investors have the right to purchase up to the remaining unpurchased 1.02 million of units at any time prior to October 31, 2004, and until October 31, 2004 we have the right (subject to customary closing conditions) to require the investors to purchase these additional 1.02 million of units within 5 days of the announcement of our entry into a collaboration agreement with a major international oil producer on terms satisfactory to the investors.

                 The additional investment rights we issued or which may be issued in connection with the June 3 and June 15 placements are exercisable at any time from the date of their issuance until _________ ___, 2005 [180 trading days from the date of this prospectus]

                 The warrants we issued or which may be issued in connection with the June 3 and June 15 placements are exercisable for a period of 30 months commencing on their date of issuance. In addition to anti-dilution provisions providing for proportionate adjustments in the event of stock splits, stock dividends, reverse stock splits and similar events, the exercise price of the warrants is subject to downward adjustment upon the issuance by us of common stock or securities convertible into common stock at a price per share of less than the then current exercise price. Payment of the exercise price of the warrants may be made, at the option of the warrant holder, either in cash or by a “cashless exercise.” Upon a cashless exercise, in lieu of paying the exercise price in cash, the warrant holder would receive shares of common stock with a value equal to the difference between the market price (the average of the closing prices of the common stock for the five trading days immediately preceding the exercise date) at the time of exercise and the then current exercise price multiplied by the number of shares so exercised.

                 The agreements pursuant to which we issued these securities to the selling security holders require us to register the shares of our common stock issued in connection with these private placements and issuable upon exercise of the derivative securities issued in connection with these private placements for the accounts of the selling security holders. This prospectus is part of a registration statement on Form SB-2 filed by us with Securities and Exchange Commission under the Securities Act covering the resale of such shares of our common stock from time to time by the selling security holders.

                 The sale and issuance of the units, common stock, warrants, additional investment rights and related securities are deemed to be exempt from the registration requirement of the Securities Act of 1933, as amended, in reliance on Section 4(2) of the Securities Act and Regulation D promulgated thereunder, and have been made without general solicitation or advertising.

                 The warrants and additional investment rights issued or to be issued to Olympus Securities LLC, a licensed broker-dealer, are for services rendered to us in connection with the June 3 and June 15 placements. In May 2004, we retained Olympus Securities, LLC to act as placement agent in connection with the June 3 and June 15 placements. As a part of our agreement with Olympus Securities, we issued 12,953 common stock purchase warrants and additional investment rights for the purchase of up to 59,007 shares and warrants for the purchase of up to 18,205 shares of our common stock on the same terms as the additional investment rights and warrants issued to the investors, and agreed to register the shares underlying all additional investment rights and warrants issued to Olympus. Olympus was also paid a cash commission of 3.5% of the gross proceeds received from the June 3 and June 15 placements. Olympus Securities is also entitled to a fee equal to 3% of the additional investment rights and warrants which when and if issued in the second closings of the June 3 and June 15 placements plus a cash commission of 7% of the proceeds received by us in connection with the second closings. Olympus is also entitled to a cash fee equal to 7% of any proceeds received by us upon the exercise of additional investment rights issued to investors in the June 3 and June 15 placements. Further, until June 4, 2005, Olympus Securities is also entitled to similar fees on additional gross proceeds received by us from future financings involving participants in the June 3 or June 15 placements.

                 Other than the agreement to provide us with these services, Olympus Securities, LLC has not held any positions or offices or had material relationships with us or any of our affiliates within the past three years. The issuance of the securities to Olympus is deemed to be exempt from the registration requirement of the Securities Act of 1933, as amended, in reliance on Section 4(2) of the Securities Act and Regulation D promulgated thereunder, and was made without general solicitation or advertising.

                In May 2004 we retained Vantage Investment Group, Inc. to provide financial consulting services, including locating funding sources and investors. In connection with the June 3 and June 15 placements we issued to Vantage 12,953 common stock purchase warrants and additional investment rights for the purchase of up to 59,007 shares and warrants for the purchase of up to 18,205 shares of our common stock on the same terms as the additional investment rights and warrants issued to investors, and agreed to register the shares underlying these securities. Vantage was also paid a cash fee of 3.5% of the gross proceeds from the June 3 and June 15 placements. Under our agreement with Vantage we have no further obligation to pay any additional fees to Vantage, whether in connection with the exercise of additional investment rights by investors or the completion of the sale of unpurchased units in the June 3 or June 15 placements.

                 Other than the agreement to provide us with financial services, Vantage Investment Group, Inc. has not held any positions or offices or had material relationships with us or any of our affiliates within the past three years. The issuance of the securities for the account of Vantage is deemed to be exempt from the registration requirement of the Securities Act of 1933, as amended, in reliance on Section 4(2) of the Securities Act and Regulation D promulgated thereunder, and was made without general solicitation or advertising.

                 Except as noted specifically above or as indicated in the notes to the table appearing below, the selling security holders have not held any positions or offices or had material relationships with us or any of our affiliates within the past three years, other than as a result of the ownership of our securities.

                 The following table sets forth information with respect to the number of shares of common stock which to our best knowledge are beneficially owned by the selling security holders named below as of June 18, 2004, and as adjusted to give effect to the sale of the shares offered hereby. The term “selling security holder” or “selling security holders” includes the stockholders listed below and their respective transferees, assignees, pledges, donees or other successors. The shares beneficially owned have been determined in accordance with rules promulgated by the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Shares of common stock which may be acquired by a beneficial owner upon exercise or conversion of warrants, options or rights which are currently exercisable or exercisable within 60 days of June 18, 2004, are included in the table. Except as indicated by footnote, to our knowledge, the persons named in the table below have the sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them

                 The information in the table below is current as of the date of this prospectus. The selling security holders may from time to time offer and sell pursuant to this prospectus any or all of the shares of common stock being registered. The table assumes that the selling security holders acquire all of the additional securities in second closings of the June 3 and June 15 placements, exercise all of their rights and warrants, and sell all of such shares. We are unable to determine the exact number of shares that will actually be offered or sold pursuant to this prospectus.

	Number of Shares Owned Prior to the Offering		Number of Shares Being Offered		Number of Shares Owned After the Offering

The Merav Abbe Irrevocable Trust (1)	664,722	(2)	664,722	(2)	—
Nancy Abbe Trust (1)	332,364	(3)	332,364	(3)	—
Abbe Berman Foundation (1)	166,184	(4)	166,184	(4)	—
Coleman Abbe (1)	166,184	(4)	166,184	(4)	—
Cranshire Capital, L.P. (5)	664,722	(6)	664,722	(6)	—
Romana Ltd. (7)	664,722	(2)	664,722	(2)	—
Smithfield Fiduciary LLC (8)	1,329,440	(9)	1,329,440	(9)	—
BL Cubed LLC (10)	664,722	(2)	664,722	(2)	—
Cleveland Overseas Limited (11)	2,991,240	(12)	2,991,240	(12)	—
Scot J. Cohen	2,991,240	(12)	2,991,240	(12)	—
Hardip K. Sethi	132,944	(13)	132,944	(13)	—
Omicron Master Trust (14)	664,722	(2)	644,722	(2)	—
Morris Wolfson	498,542	(15)	498,542	(15)	—
Aaron Wolfson	498,542	(15)	498,542	(15)	—
Philip W. Mirabelli	110,392	(16)	160,950	(16)	—
Iroquois Capital LP (17)	1,329,440	(9)	1,329,440	(9)	—
Vertical Ventures, LLC (18)	1,565,464	(19)	1,565,464	(19)	—
Ellis International Limited Inc. (20)	1,495,620	(21)	1,495,620	(21)	—
Martin D. Goldman	332,364	(3)	332,364	(3)	—
Ari S. Goldman	199,418	(22)	199,418	(22)	—
Jeff Knightly	166,184	(4)	166,184	(4)	—
Samuel S. Guzik	273,750	(23)	273,750	(23)	—
Michael Gantcher	61,000	(24)	61,000	(24)	—
John Kaufman	61,000	(24)	61,000	(24)	—
Jonathan Manela	24,400	(25)	12,200	(25)	—
Ryan Estis	61,000	(24)	61,000	(24)	—
Joshua Silverman (17) ((18)	61,000	(24)	61,000	(24)	—
Barney Silverman	61,000	(24)	61,000	(24)	—
Michael Chill	24,400	(25)	12,200	(25)	—
Olympus Securities, LLC (26)	293,595	(27)	293,595	(27)	—
Vantage Investment Group, Inc.	97,865	(28)	97,865	(28)	—

(1)	Abbe Colman, trustee of these entities, has voting control and investment discretion over securities held by them. Mr. Colman disclaims beneficial ownership of the shares held by each of these entities.

(2)	Consists of common stock relating to units acquired in the first closings of the June 3, 2004 and June 15, 2004 placements: 90,756 shares of our common stock, 31,765 shares of our common stock issuable upon exercise of common stock purchase warrants, 146,311 shares of our common stock issuable upon exercise of additional investment rights to purchase our common stock, and 63,529 shares of our common stock issuable upon exercise of additional investment right warrants to purchase our common stock. Also includes common stock relating to units which this investor may acquire as part of additional closings of the June 3, 2004 and June 15, 2004 placements, which may occur on or before October 31, 2004: 90,756 shares of our common stock, 31,765 shares of our common stock issuable upon exercise of common stock purchase warrants, 146,311 shares of our common stock issuable upon exercise of additional investment rights to purchase our common stock, and 63,529 shares of our common stock issuable upon exercise of additional investment right warrants to purchase our common stock.

(3)	Consists of common stock relating to units acquired in the first closings of the June 3, 2004 and June 15, 2004 placements: 45,378 shares of our common stock, 15,883 shares of our common stock issuable upon exercise of common stock purchase warrants, 73,156 shares of our common stock issuable upon exercise of additional investment rights to purchase our common stock, and 31,765 shares of our common stock issuable upon exercise of additional investment right warrants to purchase our common stock. Also includes common stock relating to units which this investor may acquire as part of additional closings of the June 3, 2004 and June 15, 2004 placements, which may occur on or before October 31, 2004: 45,378 shares of our common stock, 15,883 shares of our common stock issuable upon exercise of common stock purchase warrants, 73,156 shares of our common stock issuable upon exercise of additional investment rights to purchase our common stock, and 31,765 shares of our common stock issuable upon exercise of additional investment right warrants to purchase our common stock.

(4)	Consists of common stock relating to units acquired in the first closings of the June 3, 2004 and June 15, 2004 placements: 22,689 shares of our common stock, 7,942 shares of our common stock issuable upon exercise of common stock purchase warrants, 36,578 shares of our common stock issuable upon exercise of additional investment rights to purchase our common stock, and 15,883 shares of our common stock issuable upon exercise of additional investment right warrants to purchase our common stock. Also includes common stock relating to units which this investor may acquire as part of additional closings of the June 3, 2004 and June 15, 2004 placements, which may occur on or before October 31, 2004: 22,689 shares of our common stock, 7,942 shares of our common stock issuable upon exercise of common stock purchase warrants, 36,578 shares of our common stock issuable upon exercise of additional investment rights to purchase our common stock, and 15,883 shares of our common stock issuable upon exercise of additional investment right warrants to purchase our common stock.

(5)	Mitchell P. Kopin, the president of Downview Capital, Inc., the general partner of Cranshire Capital, L.P., has sole voting control and investment discretion over securities held by Cranshire Capital, L.P. Each of Mitchell P. Kopin and Downview Capital, Inc. disclaims beneficial ownership of the shares held by Cranshire Capital, L.P.

(6)	Consists of common stock relating to units acquired in the first closings of the June 3, 2004 and June 15, 2004 placements: 90,756 shares of our common stock, 31,765 shares of our common stock issuable upon exercise of common stock purchase warrants, 146,311 shares of our common stock issuable upon exercise of additional investment rights to purchase our common stock, and 63,529 shares of our common stock issuable upon exercise of additional investment right warrants to purchase our common stock. Also includes common stock relating to units which this investor may acquire as part of additional closings of the June 3, 2004 and June 15, 2004 placements, which may occur on or before October 31, 2004: 90,756 shares of our common stock, 31,765 shares of our common stock issuable upon exercise of common stock purchase warrants, 146,311 shares of our common stock issuable upon exercise of additional investment rights to purchase our common stock, and 63,529 shares of our common stock issuable upon exercise of additional investment right warrants to purchase our common stock.

(7)	L. Halpern, director of Romana Ltd., has voting control and investment discretion over securities held by Romana Ltd.. Mr. Halpern disclaims beneficial ownership of the shares held by Romana Ltd.

(8)	Highbridge Capital Management, LLC is the trading manager of Smithfield Fiduciary LLC and has voting control and investment discretion over securities held by Smithfield Fiduciary LLC. Glenn Dubin and Henry Swieca control Highbridge Capital Management, LLC. Each of Highbridge Capital Management, LLC, Glenn Dubin and Henry Swieca disclaims beneficial ownership of the securities held by Smithfield Fiduciary LLC.

(9)	Consists of common stock relating to units acquired in the first closings of the June 3, 2004 and June 15, 2004 placements: 181,511 shares of our common stock, 63,529 shares of our common stock issuable upon exercise of common stock purchase warrants, 292,622 shares of our common stock issuable upon exercise of additional investment rights to purchase our common stock, and 127,058 shares of our common stock issuable upon exercise of additional investment right warrants to purchase our common stock. Also includes common stock relating to units which this investor may acquire as part of additional closings of the June 3, 2004 and June 15, 2004 placements, which may occur on or before October 31, 2004: 181,511 shares of our common stock, 63,529 shares of our common stock issuable upon exercise of common stock purchase warrants, 292,622 shares of our common stock issuable upon exercise of additional investment rights to purchase our common stock, and 127,058 shares of our common stock issuable upon exercise of additional investment right warrants to purchase our common stock.

(10)	Mel C. Litshitz, a member of BL Cubed LLC, has voting control and investment discretion over securities held by BL Cubed LLC. Mr. Litshitz disclaims beneficial ownership of the shares held by BL Cubed LLC.

(11)	Gerald Vogt has voting control and investment discretion over securities held by Cleveland Overseas Limited. Gerald Vogt disclaims beneficial ownership of the shares held by Cleveland Overseas Limited.

(12)	Consists of common stock relating to units acquired in the first closings of the June 3, 2004 and June 15, 2004 placements: 408,400 shares of our common stock, 142,940 shares of our common stock issuable upon exercise of common stock purchase warrants, 658,400 shares of our common stock issuable upon exercise of additional investment rights to purchase our common stock, and 285,880 shares of our common stock issuable upon exercise of additional investment right warrants to purchase our common stock. Also includes common stock relating to units which this investor may acquire as part of additional closings of the June 3, 2004 and June 15, 2004 placements, which may occur on or before October 31, 2004: 408,400 shares of our common stock, 142,940 shares of our common stock issuable upon exercise of common stock purchase warrants, 658,400 shares of our common stock issuable upon exercise of additional investment rights to purchase our common stock, and 285,880 shares of our common stock issuable upon exercise of additional investment right warrants to purchase our common stock.

(13)	Consists of common stock relating to units acquired in the first closings of the June 3, 2004 and June 15, 2004 placements: 18,151 shares of our common stock, 6,353 shares of our common stock issuable upon exercise of common stock purchase warrants, 29,262 shares of our common stock issuable upon exercise of additional investment rights to purchase our common stock, and 12,706 shares of our common stock issuable upon exercise of additional investment right warrants to purchase our common stock. Also includes common stock relating to units which this investor may acquire as part of additional closings of the June 3, 2004 and June 15, 2004 placements, which may occur on or before October 31, 2004: 18,151 shares of our common stock, 6,353 shares of our common stock issuable upon exercise of common stock purchase warrants, 29,262 shares of our common stock issuable upon exercise of additional investment rights to purchase our common stock, and 12,706 shares of our common stock issuable upon exercise of additional investment right warrants to purchase our common stock.

(14)	Omicron Capital, L.P., a Delaware limited partnership (“Omicron Capital”), serves as investment manager to Omicron Master Trust, a trust formed under the laws of Bermuda (“Omicron”), Omicron Capital, Inc., a Delaware corporation (“OCI”), serves as general partner of Omicron Capital, and Winchester Global Trust Company Limited (“Winchester”) serves as the trustee of Omicron. By reason of such relationships, Omicron Capital and OCI may be deemed to share dispositive power over the shares of our common stock owned by Omicron, and Winchester may be deemed to share voting and dispositive power over the shares of our common stock owned by Omicron. Omicron Capital, OCI and Winchester disclaim beneficial ownership of such shares of our common stock. Omicron Capital has delegated authority from the board of directors of Winchester regarding the portfolio management decisions with respect to the shares of common stock owned by Omicron and, as of April 21, 2003, Mr. Olivier H. Morali and Mr. Bruce T. Bernstein, officers of OCI, have delegated authority from the board of directors of OCI regarding the portfolio management decisions of Omicron Capital with respect to the shares of common stock owned by Omicron. By reason of such delegated authority, Messrs. Morali and Bernstein may be deemed to share dispositive power over the shares of our common stock owned by Omicron. Messrs. Morali and Bernstein disclaim beneficial ownership of such shares of our common stock and neither of such persons has any legal right to maintain such delegated authority. No other person has sole or shared voting or dispositive power with respect to the shares of our common stock being offered by Omicron, as those terms are used for purposes under Regulation 13D-G of the Securities Exchange Act of 1934, as amended. Omicron and Winchester are not “affiliates” of one another, as that term is used for purposes of the Securities Exchange Act of 1934, as amended, or of any other person named in this prospectus as a selling stockholder. No person or “group” (as that term is used in Section 13(d) of the Securities Exchange Act of 1934, as amended, or the SEC’s Regulation 13D-G) controls Omicron and Winchester.

(15)	Consists of common stock relating to units acquired in the first closings of the June 3, 2004 and June 15, 2004 placements: 68,067 shares of our common stock, 23,824 shares of our common stock issuable upon exercise of common stock purchase warrants, 109,733 shares of our common stock issuable upon exercise of additional investment rights to purchase our common stock, and 47,647 shares of our common stock issuable upon exercise of additional investment right warrants to purchase our common stock. Also includes common stock relating to units which this investor may acquire as part of additional closings of the June 3, 2004 and June 15, 2004 placements, which may occur on or before October 31, 2004: 68,067 shares of our common stock, 23,824 shares of our common stock issuable upon exercise of common stock purchase warrants, 109,733 shares of our common stock issuable upon exercise of additional investment rights to purchase our common stock, and 47,647 shares of our common stock issuable upon exercise of additional investment right warrants to purchase our common stock.

(16)	Consists of common stock relating to units acquired in the first closings of the June 3, 2004 and June 15, 2004 placements: 16,276 shares of our common stock, 5,697 shares of our common stock issuable upon exercise of common stock purchase warrants, 21,831 shares of our common stock issuable upon exercise of additional investment rights to purchase our common stock, and 11,393 shares of our common stock issuable upon exercise of additional investment right warrants to purchase our common stock. Also includes common stock relating to units which this investor may acquire as part of additional closings of the June 3, 2004 and June 15, 2004 placements, which may occur on or before October 31, 2004: 16,276 shares of our common stock, 5,697 shares of our common stock issuable upon exercise of common stock purchase warrants, 21,831 shares of our common stock issuable upon exercise of additional investment rights to purchase our common stock, and 11,393 shares of our common stock issuable upon exercise of additional investment right warrants to purchase our common stock.

(17)	Joshua Silverman has voting control and investment discretion over securities held by Iroquois Capital LP. Mr. Silverman disclaims beneficial ownership of the shares held by Iroquois Capital LP.

(18)	Joshua Silverman has voting control and investment discretion over securities held by Vertical Ventures, LLC. Mr. Silverman disclaims beneficial ownership of the shares held by Vertical Ventures, LLC.

(19)	Consists of common stock relating to units acquired in the first closings of the June 3, 2004 and June 15, 2004 placements: 214,738 shares of our common stock, 75,159 shares of our common stock issuable upon exercise of common stock purchase warrants, 342,516 shares of our common stock issuable upon exercise of additional investment rights to purchase our common stock, and 150,319 shares of our common stock issuable upon exercise of additional investment right warrants to purchase our common stock. Also includes common stock relating to units which this investor may acquire as part of additional closings of the June 3, 2004 and June 15, 2004 placements, which may occur on or before October 31, 2004: 214,738 shares of our common stock, 75,159 shares of our common stock issuable upon exercise of common stock purchase warrants, 342,516 shares of our common stock issuable upon exercise of additional investment rights to purchase our common stock, and 150,319 shares of our common stock issuable upon exercise of additional investment right warrants to purchase our common stock.

(20)	Wilhelm Unger has voting control and investment discretion over securities held by Ellis International Limited Inc. Mr. Unger disclaims beneficial ownership of the shares held by Ellis International Limited Inc.

(21)	Consists of common stock relating to units acquired in the first closings of the June 3, 2004 and June 15, 2004 placements: 204,200 shares of our common stock, 71,470 shares of our common stock issuable upon exercise of common stock purchase warrants, 329,200 shares of our common stock issuable upon exercise of additional investment rights to purchase our common stock, and 142,940 shares of our common stock issuable upon exercise of additional investment right warrants to purchase our common stock. Also includes common stock relating to units which this investor may acquire as part of additional closings of the June 3, 2004 and June 15, 2004 placements, which may occur on or before October 31, 2004: 204,200 shares of our common stock, 71,470 shares of our common stock issuable upon exercise of common stock purchase warrants, 329,200 shares of our common stock issuable upon exercise of additional investment rights to purchase our common stock, and 142,940 shares of our common stock issuable upon exercise of additional investment right warrants to purchase our common stock.

(22)	Consists of common stock relating to units acquired in the first closings of the June 3, 2004 and June 15, 2004 placements: 27,227 shares of our common stock, 9,530 shares of our common stock issuable upon exercise of common stock purchase warrants, 43,893 shares of our common stock issuable upon exercise of additional investment rights to purchase our common stock, and 19,059 shares of our common stock issuable upon exercise of additional investment right warrants to purchase our common stock. Also includes common stock relating to units which this investor may acquire as part of additional closings of the June 3, 2004 and June 15, 2004 placements, which may occur on or before October 31, 2004: 27,227 shares of our common stock, 9,530 shares of our common stock issuable upon exercise of common stock purchase warrants, 43,893 shares of our common stock issuable upon exercise of additional investment rights to purchase our common stock, and 19,059 shares of our common stock issuable upon exercise of additional investment right warrants to purchase our common stock.

(23)	Consists of common stock relating to units acquired in the first closings of the June 3, 2004 and June 15, 2004 placements: 37,500 shares of our common stock, 13,125 shares of our common stock issuable upon exercise of common stock purchase warrants, 60,000 shares of our common stock issuable upon exercise of additional investment rights to purchase our common stock, and 26,250 shares of our common stock issuable upon exercise of additional investment right warrants to purchase our common stock. Also includes common stock relating to units which this investor may acquire as part of additional closings of the June 3, 2004 and June 15, 2004 placements, which may occur on or before October 31, 2004: 37,500 shares of our common stock, 13,125 shares of our common stock issuable upon exercise of common stock purchase warrants, 60,000 shares of our common stock issuable upon exercise of additional investment rights to purchase our common stock, and 26,250 shares of our common stock issuable upon exercise of additional investment right warrants to purchase our common stock. Mr. Guzik is a principal in the law firm of Guzik & Associates, which firm has acted as legal counsel to us since 2003. For further information, see “Legal Matters.”

(24)	Consists of common stock relating to units acquired in the first closings of the June 3, 2004 and June 15, 2004 placements: 10,000 shares of our common stock, 3,500 shares of our common stock issuable upon exercise of common stock purchase warrants, 10,000 shares of our common stock issuable upon exercise of additional investment rights to purchase our common stock, and 7,000 shares of our common stock issuable upon exercise of additional investment right warrants to purchase our common stock. Also includes common stock relating to units which this investor may acquire as part of additional closings of the June 15,2004 placement, which may occur on or before October 31, 2004: 10,000 shares of our common stock, 3,500 shares of our common stock issuable upon exercise of common stock purchase warrants, 10,000 shares of our common stock issuable upon exercise of additional investment rights to purchase our common stock, and 7,000 shares of our common stock issuable upon exercise of additional investment right warrants to purchase our common stock.

(25)	Consists of common stock relating to units acquired in the first closing of the June 15, 2004 placement: 4,000 shares of our common stock, 1,400 shares of our common stock issuable upon exercise of common stock purchase warrants, 4,000 shares of our common stock issuable upon exercise of additional investment rights to purchase our common stock, and 2,800 shares of our common stock issuable upon exercise of additional investment right warrants to purchase our common stock. Also includes common stock relating to units which this investor may acquire as part of additional closings of the June 15,2004 placement, which may occur on or before October 31, 2004: 4,000 shares of our common stock, 1,400 shares of our common stock issuable upon exercise of common stock purchase warrants, 4,000 shares of our common stock issuable upon exercise of additional investment rights to purchase our common stock, and 2,800 shares of our common stock issuable upon exercise of additional investment right warrants to purchase our common stock.

(26)	Jim Carazza has voting control and investment discretion over securities held by Olympus Securities, LLC. Mr. Carazza disclaims beneficial ownership of the shares held by Olympus Securities, LLC.

(27)	Consists of common stock relating to units acquired in the first closings of the June 3, 2004 and June 15, 2004 placements: 12,953 shares of our common stock issuable upon exercise of common stock purchase warrants, 59,007 shares of our common stock issuable upon exercise of additional investment rights to purchase our common stock, and 25,905 shares of our common stock issuable upon exercise of additional investment right warrants to purchase our common stock. Also includes common stock relating to units which this investor may acquire as part of additional closings of the June 3, 2004 and June 15, 2004 placements, which may occur on or before October 31, 2004: 25,906 shares of our common stock issuable upon exercise of common stock purchase warrants, 118,014 shares of our common stock issuable upon exercise of additional investment rights to purchase our common stock, and 51,810 shares of our common stock issuable upon exercise of additional investment right warrants to purchase our common stock.

(28)	Consists of common stock relating to units acquired in the first closings of the June 3, 2004 and June 15, 2004 placements: 12,953 shares of our common stock issuable upon exercise of common stock purchase warrants, 59,007 shares of our common stock issuable upon exercise of additional investment rights to purchase our common stock, and 25,905 shares of our common stock issuable upon exercise of additional investment right warrants to purchase our common stock.

PLAN OF DISTRIBUTION

                 The selling security holders may, from time to time, sell any or all of their shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. The selling security holders may use any one or more of the following methods when selling shares:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	short sales;

•	broker-dealers may agree with the selling security holders to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.

                The selling security holders may also sell shares under Rule 144 under the Securities Act, if available, rather than under this prospectus.

                The selling security holders may also engage in short sales against the box, puts and calls and other transactions in our securities or derivatives of our securities and may sell or deliver shares in connection with these trades.

                Broker-dealers engaged by the selling security holders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling security holders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. The selling security holders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved. Any profits on the resale of shares of common stock by a broker-dealer acting as principal might be deemed to be underwriting discounts or commissions under the Securities Act. Discounts, concessions, commissions and similar selling expenses, if any, attributable to the sale of shares will be borne by a selling security holder. The selling security holders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of the shares if liabilities are imposed on that person under the Securities Act.

                The selling security holders may from time to time pledge or grant a security interest in some or all of the shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock from time to time under this prospectus after we have filed an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act of 1933 amending the list of selling security holders to include the pledgee, transferee or other successors in interest as selling security holders under this prospectus.

                The selling security holders also may transfer the shares of common stock in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus and may sell the shares of common stock from time to time under this prospectus after we have filed an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act of 1933 amending the list of selling security holders to include the pledgee, transferee or other successors in interest as selling security holders under this prospectus.

                The selling security holders and any broker-dealers or agents that are involved in selling the shares of common stock may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares of common stock purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

                We are required to pay all fees and expenses incident to the registration of the shares of common stock. We have agreed to indemnify the selling security holders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

                The selling security holders have advised us that they have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their shares of common stock, nor is there an underwriter or coordinating broker acting in connection with a proposed sale of shares of common stock by any selling security holder. If we are notified by any selling security holder that any material arrangement has been entered into with a broker-dealer for the sale of shares of common stock, if required, we will file a supplement to this prospectus. If the selling security holders use this prospectus for any sale of the shares of common stock, they will be subject to the prospectus delivery requirements of the Securities Act.

                The anti-manipulation rules of Regulation M under the Securities Exchange Act of 1934 may apply to sales of our common stock and activities of the selling security holders.

BUSINESS

Introduction

                 Overview

                 We are engaged in the business of developing and commercializing our patented and proprietary technology for the reduction of the sulfur content of crude oils and petroleum products, and the “upgrading” of crude oil by reducing its density. Our patented and proprietary process is based upon the novel use of high power ultrasonics – the application of high energy, high frequency sound waves – to effect beneficial changes in the chemical composition in crude oil and other petroleum streams. Originally developed by us for low cost desulfurization of diesel fuel, our development efforts have expanded to include the desulfurization of crude oil and the “upgrading” of crude oil by reducing its density. Our process is expected to provide a highly cost-effective alternative to conventional refinery processes currently used to remove sulfur from crude oil. We also believe that our process is unique by reason of its ability to desulfurize and upgrade crude oil prior to entering the traditional refinery process.

                 We have developed and demonstrated a continuous flow bench scale prototype in a laboratory setting using a revolutionary low pressure, low temperature process that uses high power ultrasound to reduce the sulfur content of crude oil and other petroleum streams. We have been developing and testing our desulfurization technologies since January 1999. Testing has been done through in-house facilities, independent laboratories, and more recently by a major integrated petroleum company. To date, such testing has been limited to samples produced by bench scale prototypes, which process one to ten gallons of crude oil in a laboratory setting. Recent laboratory testing has also demonstrated the ability of our process to upgrade crude oils through the conversion of the heavy hydrocarbon components of petroleum residua to lighter components. We are also investigating the potential additional “upgrading” benefit our process may have through the reduction of nitrogen, acids, salts and certain metals in crude oil.

                 We have completed the design and fabrication of a pre-production prototype of a continuous flow desulfurization unit (deSN™ unit) which is intended to process up to 1,000 bbl per day. This unit has been placed at a major oil refinery and is awaiting final installation and testing, which is expected to occur during the next few months. We have begun the design of a production scale deSN™ unit which is intended to process 25,000 or more bbl per day. We intend to construct this unit at our facilities following successful testing of our 1,000 bbl per day unit.

                 We are developing ultrasound technology to help provide the high power ultrasound necessary to our process. Our ultrasound technology is intended to increase the ultrasonic intensity generated within our desulfurization reactor vessels and to improve on existing ultrasound technologies.

                 The Market Opportunity

                 The market for our technology and our desulfurization units is expected to be crude oil producers and refiners . Crude oil price differentials are driven largely by both sulfur content and crude oil density. These price differentials reflect the relative economic value of crude oil to the ultimate consumer of most crude oil, the oil refiner. Because our technology is expected to both reduce sulfur content and reduce crude oil density at a significantly reduced cost, the successful commercialization of our technology can be expected to produce significant economic benefits to our future customers.

                 The reduction of sulfur levels in crude oil and petroleum products has become a major issue for oil producers and refiners. Developed countries have increasingly mandated the use of low or ultra low sulfur petroleum products. As a result, refineries are faced with incurring extremely expensive capital improvements for their refinery processes, altering their end product mix, or in some instances ceasing the production of low sulfur products entirely. Our technology, which utilizes ultrasound in a low temperature, low pressure environment, is expected to provide a more cost-effective solution to sulfur reduction than presently obtainable with conventional hydrotreating technologies which require high temperature, high pressure and expensive catalysts. Our technology is expected to:

•	aid oil refiners and producers in meeting government mandated sulfur limits in petroleum products;

•	allow refiners to avoid or reduce the high cost of building new hydrotreaters or refurbishing existing hydrotreaters; and

•	allow refiners to utilize higher sulfur crude oil more efficiently in their existing hydrotreaters.

                    Moreover, because our deSN™ units are expected to upgrade crude oil by reducing its density, refiners who pre-treat crude oil with our deSN™ processors are expected to be able to:

•	reduce their cost of crude oil by purchasing heavier, less expensive crude oil; and

•	obtain a higher yield of higher value petroleum end products.

                 Oil producers are also expected to benefit from our technology. Because crude oil containing higher concentrations of sulfur or higher density is less valuable than crude oil containing lower sulfur concentrations and lower density, a producer utilizing our technology is expected to be able to sell the treated crude oil to refiners at higher prices. Moreover, crude oil reserves which are underutilized due to higher sulfur content or density would become more economically viable with the successful utilization of our desulfurization technology.

                 Our Strategy

                 We intend to partner with experienced third parties to develop, produce, market, distribute and support products utilizing our proprietary desulfurizaton and upgrading technology. These activities may include licensing our technology, joint ventures involving development, manufacturing or marketing, and other commercial activities. As part of these activities we intend to partner with one or more experienced distribution partners to market and sell our products and technology. Such partnerships are intended to reduce our working capital requirements by reducing our costs, and provide an entree to more extensive and accelerated market penetration than would be permitted by an internal organization. We intend to partner with experienced third parties to develop, produce, market, distribute and support products utilizing our proprietary desulfurizaton and upgrading technology.

                 Our business model provides for revenues to be generated from two principal sources:

•	Revenues from the sale or lease of our deSN™ equipment to refiners and producers; and

•	Revenues from the ongoing operation of our deSN™ equipment by our customers, based upon a percentage of the value added to the end user.

                 These revenue streams may be generated by us or in conjunction with collaborative partners or third party licensing arrangements, and may include provisions for one-time, lump sum payments in addition to ongoing royalty payments or other revenue sharing arrangements.

Business Development

                    SulphCo, Inc. is a Nevada corporation which was originally incorporated on December 23, 1986 as Hair-Life, Inc. On June 3, 1987, we completed a public offering pursuant to the provisions of Rule 504 of Regulation D of the Securities Act of 1933. Between 1987 and 1999, we pursued a number of business activities under different corporate names. All of these activities were unsuccessful and were ultimately discontinued by December 2000, when we were then known as Film World, Inc. (“Film World”).

                    In January 1999, Dr. Rudolf W. Gunnerman formed GRD, Inc. (GRD), a Nevada corporation owned by him and doing business as SulphCo, to engage in the development and commercialization of proprietary technology to be utilized for the removal of sulfur from crude oil and petroleum products. In January 1999 GRD entered into a Research Agreement with the University of Southern California and Dr. Teh Fu Yen for research into desulfurization technology. This research resulted in the first patent for the desulfurization technology which was later issued to Dr. Yen and assigned to us. In December 2000, GRD entered into an exchange agreement by which GRD obtained control of Film World by issuing 1,200,000 shares of GRD in exchange for all of the issued and outstanding shares of Film World.. Following the exchange, GRD, which became our wholly owned subsidiary, was merged into us and our name was changed to SulphCo, Inc. Since the shareholders of GRD continued their control, the merger was accounted for as a reverse acquisition of FilmWorld by GRD.

                    Since December 2000 our principal business activities have centered around the research, testing and development of our proprietary technology, which was originally developed for the removal of sulfur from diesel fuel and from crude oil.

                   We maintain our principal executive offices and facilities at 850 Spice Islands Drive, Sparks, Nevada 89431. Our telephone number is 775-829-1310.

General Product Description

                    SulphCo’s has built a pre-production prototype desulfurization unit which is intended to process up to 1,000 barrels per day on continuous basis. The equipment is mounted in a 40 foot ISO container for ease of transportation. The unit has 2” inlets and outlets for the process water, wash water and crude oil. Equal amounts of crude oil and process water are supplied to the desulfurization unit, and then piped through a static mixer. An additive is injected just prior to the crude oil and process water mixture entering the ultrasonic reactor. Upon exiting the reactor, the crude oil and process water mixture enters a large centrifuge where process water is removed. Then the processed crude oil is “washed” with wash water and the wash water is then separated from the desulfurized crude oil. Both the process water and wash water are intended to be filtered and reused. Desulfurized crude oil returns to the refinery for further processing into various petroleum products.

                    The key to our technology is our use of high power ultrasound to alter naturally occurring molecular structures in hydrocarbons. In a process known as “sonochemistry,” high power ultrasonic waves are applied to the crude oil and processed water mixture, creating bubbles which implode. With the implosion of the bubbles, immense heat and pressure are produced on a very small scale. Every imploding bubble acts as a micro reactor - accelerating reactions, due to the extreme heat released upon implosion. Temperatures can reach 5,000°C with pressures of several hundred atmospheres. This speeds reactions, and breaks chemical bonds, thus making large heavy molecules smaller and lighter. At the same time, it removes sulfur by breaking carbon/sulfur bonds and it removes nitrogen by breaking carbon/ nitrogen bonds.

                    We believe that the process is scalable to larger reactors and we are now in the process of designing a desulfurization unit intended to process 25,000 or more bbl per day.

The Market for Our Technology

                 Industry Background

                 The market for our technology and desulfurization units is expected to be crude oil producers and refiners. Differentials in crude oil prices are driven largely by both sulfur content and crude oil density.. These price differentials reflect the relative economic value of crude oil to the ultimate consumer of most crude oil, the oil refiner. The discount at which heavy crude oil sells compared to the sales price of light crude oil is known in the oil industry as “the light/heavy spread.” Because our technology is expected to both reduce sulfur content and decrease the crude oil density, the successful commercialization of our technology can be expected to produce significant economic benefits to our future customers.

                 Traditionally, crude oils are named and grouped into broad categories based on the geographic location of origin, the level of sulfur contained in the crude oil and the density, or specific gravity, of the crude oil. Typically, crude oil is classified as (1) sweet (if sulfur content is low) or sour (if sulfur content is high), (2) light (if gravity is high) or heavy (if gravity is low) and (3) intermediate (if gravity or sulfur content is in between). For the most part, heavy crude oil tends to be sour and light crude oil tends to be sweet.

                 When refined, lighter density crude oil produces a higher yield of higher margin refined products such as gasoline, diesel and jet fuel and as a result, is more expensive than heavier crude oil. In contrast, heavier crude oil produces more low margin by-products and heavy residual oils. Processing heavier grades of crude oil also typically requires more costly facilities found only in a “complex” refinery, with extensive coking, catalytic cracking, and desulfurization capabilities. Coking units used in the refinery process can process certain by-products and heavy residual oils to produce additional volumes of gasoline and diesel, thus increasing the aggregate yield of higher margin refined products from the same initial volume of crude oil. Because of the increased costs of processing heavier oil, heavier oil typically sells at a discount to lighter crude oil.

                 Due to the high cost of removing sulfur from crude oil, both in terms of the capital cost of the equipment required and the incremental cost to the refinery of operating and maintaining this equipment, crude oil with higher concentrations of sulfur is generally less expensive than crude oil with lower concentrations of sulfur. Severely reduced sulfur concentrations in petroleum products have been mandated in recent years by extensive environmental regulation of sulfur content in petroleum products and the scope and the intensity of these restrictions on sulfur content is expected to increase as under existing and proposed regulations. The refinery process of removing sulfur from crude oil requires equipment generally known as “hydrotreaters”, which are extremely expensive to acquire, maintain and operate. Many refineries simply do not possess the equipment necessary to refine higher sulfur content oil, either due to the high acquisition costs of this equipment or the ability to operate the refinery at margins which justify the ownership and operation of this equipment. Moreover, higher sulfur crude oils are more corrosive to refinery equipment than lower sulfur crude oils.

                 The Refinery Market

                 SulphCo’s processing units are expected to provide significant economic benefits for oil refiners as a result of their ability to reduce sulfur content of crude oil and to reduce its density. These potential benefits include:

•	Lower costs of acquiring, operating and revamping desulfurization equipment;

•	Lower raw material (i.e. crude oil) costs;

•	Increased refining production; and

•	The ability to produce a higher yield of higher value refinery end products.

                 Lower Costs of Acquiring and Operating Desulfurization Equipment

                 The reduction of sulfur levels is an integral part of most refinery processes. This is most commonly accomplished through “hydrotreaters,” including both hydrocrackers and hydrodesulfurization units. This process, in addition to reducing sulfur levels in crude oil, also often reduces the levels of nitrogen as well as other metals such as nickel and vanadium.

                 Hydrotreating is a refinery process in which hydrogen gas is mixed with the hydrocarbon stream and contacted with a fixed bed of catalyst with sufficiently high temperature and pressure to effect the hydrocracking or hydrodesulfurization reactions. The greater the temperature and pressure, the faster the hydrotreating process will go. Typically, lower grade (heavier) crude requires higher temperature and pressure to complete the hydrotreating process.

                Because conventional hydrotreaters require high temperatures and pressure, hydrotreaters must be designed and built to withstand these conditions in a refinery environment, which typically operate 24 hours per day, seven days per week, with infrequent breaks for maintenance. As such, hydrotreaters are extremely expensive to purchase. In addition, the hydrotreating processes require a continuous supply of hydrogen, which adds significant ongoing operational expense.

                Our deSN™ units are expected to have significantly reduced acquisition and operating costs as compared to conventional hydrotreaters. Our units are designed to operate in a low temperature environment under atmospheric conditions, which is expected to permit these units to be acquired and operated at a substantially reduced cost compared to conventional hydrotreaters. Moreover, our units do not require expensive catalysts to effect the desulfurization process, thereby resulting in expected reduced ongoing operational costs for our units during the life of each unit. In addition, because our units remove salt from crude oil, the use of our units is expected to remove the necessity to desalt crude oil, which is normally part of the oil refinery process. Our units are also expected to have a substantially small footprint than conventional hydrotreaters.

                 Our deSN™ units are expected to reduce the need for some refineries to revamp existing hydrotreaters. In some instances refineries are faced with revamping their existing hydrotreaters to meet ever more stringent levels of sulfur reduction in petroleum products. Our deSN™ units are expected to allow refiners to utilize higher sulfur crude oil more efficiently in their existing hydrotreaters, thereby avoiding the need to revamp their existing equipment and resulting costly downtime for the refinery.

                 Lower Raw Material Costs

                 While all crude oils have differing characteristics, the relative cost of crude oil is influenced primarily by its density and sulfur content. Typically, there is a direct correlation between oil density and sulfur content, with more dense crude generally containing higher sulfur concentrations. Therefore, crude oil with lower density and lower sulfur concentrations is generally sold at a higher price than higher density crude oil with higher sulfur concentrations. As the cost of crude oil is generally considered the cost component with the greatest leverage on the profitability of an oil refinery, a refinery will normally seek to purchase the cheapest grade of crude oil which is suitable for its refinery operations. In this regard, typically no two refineries will have identical requirements. Suitability of a particular grade of crude oil will normally depend upon the refining capabilities of a particular refinery (complex refineries, i.e. refineries which have extensive coking, catalytic cracking, and desulfurization capabilities) can more readily process heavier grades of crude oil containing higher sulfur concentrations) and the types of finished products it produces. Therefore, because of price differentials based upon the density and sulfur content of crude oil, a refinery will normally seek to purchase the cheapest heavy grade with the highest sulfur content which is suitable for its refining needs. In turn, as the market “spread” between light sweet crude oil and heavy sour crude oil increases, so too will a refinery’s profit margin if it has the capability of processing heavier sour crude oil.

                 Because our deSN™ units are expected to reduce crude oil density and sulfur content, a refinery which “pre-treats” its crude oil with our units would be expected to be able to realize significant cost reductions and improved profit margins by purchasing higher density, higher sulfur oil than would otherwise be possible without our deSN™ unit.

                 Upgrading of Crude Oil Results in Higher Yield of Higher Margin End Products

                 When refined, a lighter crude oil usually produces a higher yield of higher margin refined products such as gasoline, diesel and jet fuel and as a result, is more expensive than heavy crude oil. In contrast, heavy crude oil produces more low margin by-products and heavy residual oils. Coking units used in refinery operations process certain by-products and heavy residual oils to produce additional volumes of gasoline and diesel, thus increasing the aggregate yield of higher margin refined products from the same initial volume of crude oil. Because our deSN™ units are expected to upgrade the quality of crude oil by reducing crude oil density, a refinery which “pre-treats” its crude oil with our deSN™ units will be able to produce higher yield of higher value end products than would otherwise be the case without our deSN™ units.

                 The Oil Producer Market

                 SulphCo processing units are expected to provide significant economic benefits for oil producers utilizing these units. These benefits include:

•	The ability to obtain higher prices for crude oil processed by SulphCo’s deSN™ units; and

•	Improved economics of utilizing heaver, higher sulfur content crude oil reserves.

                  The price of crude oil is based primarily on its relative density and sulfur content. Because our technology is expected to reduce both the density and sulfur content in crude oil in a commercial setting, this will allow a producer who treats crude oil with our deSN™ units to obtain a higher price for its crude oil from distributors and refiners as a result of its lower density and sulfur content. In addition, crude oil reserves which are underutilized due to higher sulfur content would become more economically viable as a result of treating extracted crude oil with our processing units. Producers would operate these units to process crude oil in conjunction with oilfield collection points or crude storage tank facilities.

Business Strategy

                 We have recently completed the development and fabrication of a pre-production desulfurization unit which is expected to process up to 1,000 bbl per day. This unit has been delivered to a major oil refinery for testing, which is expected to occur during the next few months. If the refinery testing of the 1,000 bbl per day desulfurization unit is successful, we intend to design and construct a larger desulfurization unit which will process 25,000 or more bbl per day of crude oil. Once a larger desulfurization unit is fully developed and tested, we intend to commence the manufacture of the units, either alone or with third parties, and sell or lease the units to petroleum producers, refiners, and distributors in collaboration with others.

                 Our business model provides for revenues to be generated from two principal sources:

•	Revenues from the sale or lease of our deSN™ equipment to refiners and producers; and

•	Revenues from the ongoing operation of our deSN™ equipment by our customers, based upon a percentage of the value added to the end user.

These revenue streams may be generated by us or in conjunction with collaborative partners or third party licensing arrangements, and may include provisions for one-time, lump sum payments in addition to ongoing royalty payments or other revenue sharing arrangements. To date we have generated no material revenues from our business operations. We are unable to predict when we will be able to generate revenues from commercial activities or the amounts expected from such activities.

                 We intend to partner with experienced third parties to develop, produce, market, distribute and support products utilizing our proprietary desulfurizaton and upgrading technology. During the next 12 months we will continue to explore licensing, joint venture and other collaborative opportunities with major petroleum producers, refiners and distributors. These activities may include licensing of our technology, joint ventures involving development, manufacturing or marketing, and other commercial activities. As part of these activities we intend to partner with one or more experienced distribution partners to market and sell our products and technology. Such partnerships are intended to reduce our working capital requirements by reducing our costs, and provide an entree to more extensive and accelerated market penetration than would be permitted by an internal organization. The name recognition and technology/product validation provided by such partners are also expected to provide a significant advantage, both domestically and internationally. The precise nature and timing of these activities over the next 12 months and beyond cannot be predicted, as they are dependent upon a number of variables, including the timing of completion of development and commercialization milestones and the requirements of third parties.

                 In February 2004 we formed a joint venture with Kuwaiti nationals known as of SulphCo Oil Technologies Kuwait, of which 51% is owned by our joint venture partner, and 49% is owned by us. The purpose of this joint venture is to assist us in deploying our technology in the Middle East with third parties through a number of avenues, including the sale of our processing units and the licensing of our technology.

Competitive Business Conditions

                 We are a new entrant in the market for development and sale of sulfur reduction and upgrading technology to the oil industry. SulphCo faces well-established and well-funded competition from a number of sources. Our competitors in this area include major integrated oil companies and oil refineries. Most of these entities have substantially greater research and development capabilities and financial, scientific, manufacturing, marketing, sales and service resources than we do.

                 Because of their experience and greater research and development capabilities, our competitors might succeed in developing and commercializing competing technologies or products which would render our technologies or products obsolete or non-competitive.

                 Our crude oil processing technologies provide two separate and distinct benefits: reduction of sulfur content in crude oil; and upgrading of crude oil by reducing its density. Our principal competitor for desulfurization of crude oil is represented by existing hydrotreaters. These units are extremely expensive to purchase, with the cost depending upon the processing capacity of the unit and the type of the unit. In addition, operation of these units require the use of hydrogen as well as an expensive catalyst, and are expensive to maintain, due in part to the fact that they operate under extreme temperature and pressure conditions. SulphCo’s deSN™ units, on the other hand, are designed to work in a low temperature and low pressure environment, and do not require hydrogen or the use of expensive catalysts. Therefore, our units are expected to compete on the basis of price, with our units expected to result in substantial savings to the end user, both in terms of acquisition and operating costs.

                 We believe that the expected upgrading capabilities of our desulfurization technology is unique, in that it “pre-treats” crude oil prior to being fed into the traditional refinery operation. Other than our proprietary process, we are not aware of any process either in commercial use or under development which is capable of reducing the density of crude oil, other than through the refinery process itself, involving conventional refinery equipment such as hydrocrackers, fluidized catalytic cracking (FCC) process units or coking units. SulphCo’s units, however, are intended to operate in conjunction with traditional refinery equipment, to provide additional upgrading benefits at a fraction of the cost.

                 We believe that our issued and pending patents and proprietary know-how will provide us with a significant competitive advantage over other companies seeking to commercialize new methods of reducing sulfur or upgrading crude oil which are more cost-effective or more efficient than the methods which are currently commercially available. However, because we are a development stage company with resources substantially more limited than our competitors, we intend to enter into collaborative and other third party agreements for the development and sale of our technology and resulting products. However, we cannot assure you that we will be able to enter into these agreements or that their terms will be favorable to us.

Patents, Trademarks, Licenses and Copyrights

                 We own three United States patents, United States Patent Nos. 6,402,939, 6,500,219, and 6,652,992, and have multiple foreign patent applications pending relating to these three United States patents. We have also filed five further patent applications:

•	First, we filed a patent application relating to ultrasound-assisted desulfurization of fossil fuels in the presence of dialkyl ethers;

•	Second, we have filling a patent relating to a high power generator powering ultrasonic probes for use in chemical reactions;

•	Third, we have filed a patent application relating to the conversion of the heavy hydrocarbon components of petroleum residua to lighter components through ultrasonic treatment. The third patent application describes a shift in the entire distillation curve to lower boiling points and permits the refining of a greater proportion of usable fractions from petroleum residua;

•	Fourth, we have filed a patent application relating to a high-power ultrasonic generator employing isolated gate bipolar transistors; and

•	Fifth, we have filed a patent application relating to a high-throughput continuous flow ultrasound reactor. We have also applied to register the trademark “deSN™” with reference to our desulfurization units. We also rely on copyright protection for the software utilized in our desulfurization units.

                 We attempt to minimize unauthorized duplication of our process by a variety of methods. However, we cannot assure you that unauthorized duplication will not occur. We attempt, and will continue to attempt, to protect our desulfurization and upgrading process by relying on patent laws as well as non-disclosure and confidentiality agreements with its employees and all other persons who have access to our proprietary technology.

Effects of Government Regulation; Governmental Approvals

                    Government Regulation of Sulfur Levels in Petroleum Products

                    The reduction of sulfur levels in crude oil and petroleum products has become a major issue for oil producers and refiners. Developed countries in recent years have increasingly mandated the use of low or ultra low sulfur petroleum products. As a result, refineries are faced with incurring extremely expensive capital improvements for their refinery processes, altering their end product mix, or in some instances ceasing the production of low sulfur products entirely. Our technology, which is expected to provide a more cost-effective solution to sulfur reduction than presently obtainable with conventional hydrotreating technologies, is expected to benefit from the impact of existing and proposed government mandates which regulate sulfur content, in both the U.S. and in developed countries abroad.

                 For example, refinery operations in the U.S. and many of the petroleum products they manufacture are subject to certain specific requirements of the federal Clean Air Act (“CAA”) and related state and local regulations and with the Environmental Protection Agency (“EPA”). The CAA may direct the EPA to require modifications in the formulation of the refined transportation fuel products in order to limit the emissions associated with their final use. In December 1999, the EPA promulgated national regulations limiting the amount of sulfur that is to be allowed in gasoline. The EPA has stated that such limits are necessary to protect new automobile emission control systems that may be inhibited by sulfur in the fuel. The new regulations require the phase-in of gasoline sulfur standards beginning in 2004, with special extended phase-in provisions over the next few years for refineries meeting specified requirements. In addition, the EPA recently promulgated regulations that will limit the sulfur content of highway diesel fuel beginning in 2006 to 15 parts per million. The current standard is 500 parts-per-million. The EPA has also proposed regulations intended to limit the sulfur content of diesel fuel used in non-road activities such as mining, construction, agriculture, railroad and marine.

                 Government Approvals

                 The regulatory environment that pertains to our business is complex, uncertain and changing rapidly. Although we anticipate that existing and proposed governmental mandates regulating the sulfur content of petroleum products will continue to provide an impetus for customers to utilize our desulfurization technology, it is possible that the application of existing environmental legislation or regulations or the introduction of new legislation or regulations could substantially impact our ability to commercialize our proprietary technology, which could in turn negatively impact our business.

                Operation of our desulfurization units are subject to a variety of federal, state and local health and environmental laws and regulations governing product specifications, the discharge of pollutants into the air and water, and the generation, treatment, storage, transportation and disposal of solid and hazardous waste and materials. Permits with varying terms of duration may be required for the operation of our desulfurization units, and these permits may be subject to revocation, expiration, modification and renewal. Governmental authorities have the power to enforce compliance with these regulations and permits, and violators are subject to injunctions, civil fines and even criminal penalties. For example, we recently delivered a desulfurization unit to a major oil refinery in Southern California for testing in its refinery operation. We were required to obtain, and were successful in obtaining, a permit from the South Coast Air Quality Management District prior to installing and operating our unit.

                Rules and regulations implementing federal, state and local laws relating to the environment will continue to affect our business, and we cannot predict what additional environmental legislation or regulations will be enacted or become effective in the future or how existing or future laws or regulations will be administered or interpreted with respect to products or activities to which they have not been applied previously. Compliance with more stringent laws or regulations, as well as more vigorous enforcement policies of regulatory agencies, could have a materially adverse effect on our business.

Research and Development During the Last Two Years

                 During the past two years substantially all of SulphCo’s business efforts were directed towards research and development of its desulfurization and upgrading technologies, together with research and development of high power ultrasound technology. During this time SulphCo’s research and development costs totaled $843,000. We expect to continue to research and develop our continuous flow system and to explore the expansion of the range of petroleum products that can be desulfurized or upgraded with our technologies, both on our own and through collaborative arrangements with third parties.

Employees

                 As of June 18, 2004, the Company had 14 full-time employees and a consulting agreement with RWG, Inc., for the services of our chairman and CEO, Rudolf W. Gunnerman. One of our directors also provides accounting services on a non-exclusive basis. None of our employees or independent contractors are subject to a collective bargaining agreement and we believe that our relations with employees and independent contractors are good.

Properties

                 Our executive offices and facilities are located at 850 Spice Islands Drive, Sparks, Nevada 89431 in a leased facility consisting of approximately 92,125 square feet. The lease for this space will expire in March 2005. We also have an option to purchase the property from the lessor during the term of the lease for $3,500,000. We believe that these facilities are adequate for our current and anticipated needs.

Legal Proceedings

                 We are not party to, and none of our property is subject to, any pending or threatened legal, governmental, administrative or judicial proceedings that may have a materially adverse effect upon our financial condition or operations, except as follows.

                 On or about March 4, 2002, the Salt Lake City, Utah office of the Securities and Exchange Commission sent letters to SulphCo and our CEO, Rudolf W. Gunnerman, indicating that as a result of its investigation captioned In the Matter of SulphCo, Inc. (SL-02337), the staff of the Salt Lake District Office was recommending that a civil injunctive action be filed naming SulphCo and Mr. Gunnerman as defendants. The letter to SulphCo alleges violations of Sections 5(a), 5(c) and 17(a) of the Securities Act of 1933, and Section 10(b) and Rule 10b-5 under the Securities Exchange Act of 1934. The letter to Mr. Gunnerman alleges violations of Section 5(a), 5(c), and 17(a) of the Securities Act of 1934 and Section 10(b) of the Securities Act of 1934 and Rule 10b-5 and Rule 101 under Regulation M thereunder. The letters invited SulphCo and Mr. Gunnerman to submit written statements concerning the staff’s allegations. Such written statements are generally as known as “Wells Committee Submissions.” SulphCo and Mr. Gunnerman have denied the allegations made by staff in the letters and retained counsel who submitted an initial response to the staff’s allegations in March 2002. In response to a second set of letters received in June 2003 detailing essentially the same allegations and including a proposed administrative proceeding against the Company and Mr. Gunnerman, SulphCo retained replacement counsel who submitted a second set of responses in August 2003. SulphCo met with the staff of the Salt Lake City, Utah office in February 2004 and was advised that the staff is actively seeking authorization from the Securities and Exchange Commission to commence the civil injunctive action and administrative proceedings against SulphCo and Mr. Gunnerman. We are unable to predict the outcome of any action, if commenced. Any such action could have a material adverse effect on SulphCo.

                 On January 5, 2004, we filed a lawsuit in the Second Judicial District Court for the State of Nevada, Case No. CV04-00013, against Alexander H. Walker, Jr., our former general counsel and director, and Nevada Agency & Trust Company, our former transfer agent. The lawsuit alleges breaches of fiduciary duty, contract violations, conversion, and other related claims, in connection with the sale of shares of our common stock to Coldwater Capital, LLC and Mark Neuhaus in 2001. SulphCo claims it did not receive approximately $737,000 of the purchase price for the shares sold. The defendants have answered the complaint, generally denying the allegations and raising affirmative defenses, and cross-complaining against Coldwater Capital, LLC and Mark Neuhaus for the payment of the funds owed to SulphCo. We subsequently obtained an injunction requiring any proceeds of the sale of the SulphCo stock owned by Mr. Walker to be held by the court pending trial.

PLAN OF OPERATION

Business Plan

                 During the next 12 months we intend to continue development and commercialization activities currently underway and to explore new activities. In this regard, we have recently completed the development and fabrication of a pre-production desulfurization unit which is expected to process up to 1,000 bbl per day. This unit has been delivered to a major oil refinery for testing, which is expected to occur during the next few months. If the refinery testing of the 1,000 bbl per day desulfurization unit is successful, we intend to construct a larger desulfurization unit which will process 25,000 or more bbl per day of crude oil. Once a larger desulfurization unit is fully developed and tested, we intend to commence the manufacture of the units, either alone or with third parties, and sell or lease the units to petroleum producers, refiners, and distributors in collaboration with others.

                 Our business model provides for revenues to be generated from two principal sources:

•	Revenues from the sale or lease of our deSN™ equipment to refiners and producers; and

•	Revenues from the ongoing operation of our deSN™ equipment by our customers, based upon a percentage of the value added to the end user.

These revenue streams may be generated by us or in conjunction with collaborative partners or third party licensing arrangements, and may include provisions for one-time, lump sum payments in addition to ongoing royalty payments or other revenue sharing arrangements. To date we have generated no material revenues from our business operations. We are unable to predict when we will be able to generate revenues from commercial activities or the amounts expected from such activities.

                 We intend to partner with experienced third parties to market and distribute products utilizing our proprietary desulfurizaton and upgrading technology. During the next 12 months we will continue to explore licensing, joint venture and other collaborative opportunities with major petroleum producers, refiners and distributors. These activities may include licensing of our technology, joint ventures involving development, manufacturing or marketing, and other commercial activities. As part of these activities we intend to partner with one or more experienced distribution partners to market and sell our products and technology. Such partnerships are intended to reduce our working capital requirements by reducing our costs, and provide an entree to more extensive and accelerated market penetration than would be permitted by an internal organization. The precise nature and timing of these activities over the next 12 months and beyond cannot be predicted, as they are dependent upon a number of variables, including the timing of completion of development and commercialization milestones and the requirements of third parties.

Liquidity and Financial Results

                 As of June 18, 2004, we had $2,098,000 in available cash reserves. As we are a development stage company, we have not generated any material revenues since we commenced our current line of business, and we do not anticipate generating any material revenues unless and until a licensing agreement or other commercial arrangement is entered into with respect to our technology. The precise nature and timing of these activities over the next 12 months and beyond cannot be predicted, as they are dependent upon a number of variables, including the timing of completion of development and commercialization milestones and the requirements of third parties.

                 As of March 31, 2004, we had an accumulated deficit of approximately $18.8 million which includes approximately $10.3 million of stock-based compensation expense . These losses are principally associated with the research and development of our desulfurization and upgrading technologies, development of pre-production prototypes and related marketing activity, and we expect to continue to incur expenses in the future for development, commercialization and sales and marketing activities related to the commercialization of our technologies.

                 In the past we have financed our research and development activities primarily through debt and equity financings from our principal shareholder, Rudolf W. Gunnerman. In June 2004 we conducted two private placements with institutional and other third party investors for the sale of units consisting of our common stock, warrants, and rights to acquire additional stock and warrants, generating net cash proceeds of approximately $2.4 million. Under the terms of these financings the investors have the right to purchase up to the remaining unpurchased 2.4 million of units (net of commissions) at any time prior to October 31, 2004, and until October 31, 2004, we have the right (subject to customary closing conditions) to require the investors to purchase these additional units within five days after public announcement of our entry into a collaboration agreement with a major international oil producer on terms satisfactory to the investors. Additional cash proceeds will be generated when and if investors exercise the warrants and rights. See “Selling Security Holders – June 2004 Private Placements.”

                 Our current monthly cash outflow, or cash burn rate, is approximately $200,000 per month for fixed and normal recurring expenses, and we intend to incur other expenditures during the next 12 months for development and manufacture of the deSN™ units. Accordingly, although we anticipate that our existing capital resources will be sufficient to fund our cash requirements through at least 2004 based upon our current levels of expenditures and anticipated needs, additional financing will be required in 2005.

                 The extent and timing of our future capital requirements will depend upon several factors, including:

•	Continued progress in the development of our technologies;

•	Effective product commercialization activities and arrangements; and

•	Our ability to establish and maintain collaborative arrangements with others for product development, commercialization, marketing, sales and manufacturing.

If our capital requirements vary materially from those currently planned, we may require additional financing sooner than anticipated. We do not know whether additional financing will be available on commercially acceptable terms when needed.

                 Sources of additional capital include proceeds from the sale of the remaining unpurchased units to investors in the June 2004 private placements, proceeds from the exercise of additional investment rights and warrants issued to these investors, funding through collaborative arrangements, licensing arrangements and debt and equity financings. If we cannot raise funds on acceptable terms, we may not be able to successfully commercialize our technologies, take advantage of future opportunities or respond to unanticipated requirements. If we are unable to secure such additional financing, we will have to curtail or suspend all or a portion of our business activities and our viability as a going concern could suffer. Further, if we issue equity securities, our shareholders may experience severe dilution of their ownership percentage.

                 The precise nature and timing of these activities over the next 12 months and beyond cannot be predicted, as they are dependent upon a number of variables, including the timing of completion of development and commercialization milestones and the requirements of third parties.

Research and Development

                 We will to continue our research and development program during the next 12 months in order to expand the development of the design and manufacture of commercial desulfurization units which embody our proprietary technology. Management anticipates that our research and development costs will be approximately $600,000 during the next 12 months.

MANAGEMENT

Directors and Executive Officers

                 As of June 15, 2004, our directors and executive officers, their ages, positions with SulphCo, the dates of their initial election or appointment as director or executive officer are as follows:

Name	Age	Position With SulphCo	Served From

Rudolf W. Gunnerman	76	Chief Executive Officer,	December 2000
		Chairman of the Board and
		Director
		President, Secretary and
Kirk S. Schumacher	48	Director	February 2003
Harry P. Holman	68	Director	December 2000
Patrick E. Lacy	52	Controller and Director	July 2002
Loren J. Kalmen	51	Director	June 2003

                 Our directors are elected at our annual meeting of stockholders and hold office until their successors are elected and qualified. Our officers are appointed by our board of directors and serve at the pleasure of our board, subject to contractual provisions, if any.

                 All directors receive 50,000 shares of our common stock upon joining the board of directors, other than Rudolf W. Gunnerman. Directors receive no other compensation for their services as directors, but are reimbursed for expenses incurred in attending board meetings.

Business Experience of Directors and Executive Officers

                 Dr. Rudolf W. Gunnerman,  our Chief Executive Officer, Chairman of the Board and Director, is a 76-year-old entrepreneur who studied mathematics and physics at the University of Munich, Germany before he immigrated to the United States. Dr. Gunnerman has invented a series of successful technologies, including fireproof building materials and wood pellets. Thereafter, in his quest to reduce Nitrous Oxide, a major source of ozone depletion, Dr. Gunnerman invented A-55 Clean Fuels. Dr. Gunnerman holds three honorary doctorate degrees.

                 Kirk S. Schumacher,  President, Secretary and Director, has been a lawyer in private practice with broad experience representing businesses. Most recently, Mr. Schumacher has been a shareholder with Woodburn and Wedge, a general practice law firm located in Reno, Nevada, for more than 15 years. Mr. Schumacher graduated with a bachelor’s degree in business finance from the University of Nevada, Reno, in 1980 and a law degree from the University of Notre Dame in 1983. Mr. Schumacher was previously employed by Pillsbury, Madison & Sutro, now Pillsbury Winthrop LLP.

                 Harry P. Holman,  Director, has been an active participant in the securities business, specializing in bringing private companies public on the stock exchange. Mr. Holman has been a consistent top producer over the last thirty years with three New York stock exchange firms. In 1980, he was awarded the National Account executive of the Year at Birr Wilson & Co. Mr. Holman recently retired in November 2000 as First Vice President with the firm Dain Rauscher. Mr. Holman graduated from the University of Southern California in 1957 with a bachelor’s degree in business administration. He is founder of the Northern Nevada University of Southern California Alumni Club.

                 Patrick E. Lacy,  Controller and Director, received his bachelor’s degree in accounting from Central Washington University in 1980 and his license as a Certified Public Accountant in 1986. Mr. Lacy has over twenty years of progressive accounting experience primarily in the manufacturing and agricultural industries.

                 Loren J. Kalmen,  Director, received his bachelor’s degree in accounting from the University of Nevada, Reno, in 1974, and his license as a Certified Public Accountant in 1978. Mr. Kalmen has been practicing as a Certified Public Accountant ever since, either as an employee or owner. He has maintained his own practice in Reno, Nevada, since 1988.

Family Relationships

                 There are no family relationships between the directors, executive officers or any other person who may be selected as a director or executive officer of SulphCo.

Audit Committee Financial Expert

                 Our audit committee consists of Harry P. Holman and Loren J. Kalmen. Our board of directors has designated Loren J. Kalmen as SulphCo’s audit committee financial expert as such term is defined in applicable SEC regulations. Loren J. Kalmen is not considered independent of SulphCo because we pay Mr. Kalmen $1,500 per month to consult with SulphCo regarding various tax issues. Loren J. Kalmen also participated in the preparation of our financial statements for 2001 and prior years. We are in the process of locating an independent audit committee financial expert but have not yet succeeded in our efforts.

Section 16(a) Beneficial Ownership Compliance

                 To our knowledge the officers, directors and beneficial owners of more than 10% of our common stock have filed their initial statements of ownership on Form 3 on a timely basis with respect to fiscal 2003, and the officers, directors and beneficial owners of more than 10% of our common stock have also filed the required Forms 4 or 5 on a timely basis with respect to fiscal 2003, except for Rudolf W. Gunnerman who filed late Form 4 reports on four occasions.

Code of Ethics

                 Our Board of Directors has adopted a Code of Ethics applicable to its principal executive officer and principal financial officer.

Executive Compensation

                 The following table sets forth information about compensation paid or accrued by us during the years ended December 31, 2003, 2002, and 2001 to our chief executive officer and president for all services rendered in all capacities during the respective periods. No other executive officers of the Company earned more than $100,000 during the year ended December 31, 2003, 2002 or 2001.

Summary Compensation Table
Fiscal Years 2003, 2002 and 2001

		Annual Compensation				Long Term Compensation Awards

Name and Principal Position	Year	Salary		Bonus		Securities Underlying Options (#)	All Other Compensation

Rudolf W. Gunnerman	2003	$300,000	(1)	0		0	0
Chairman and Chief Executive Officer	2002	$300,000		$3,000,000	(2)	0	0
	2001	$0		$3,400,000	(3)	0	0

Kirk S. Schumacher	2003	$300,000		$100,000		1,000,000	0
President	2002	$0		$0		0	0
	2001	$0		0		0	0

(1)	The $300,000 annual payments are consulting payments paid to RWG, Inc., a Nevada corporation, owned by Rudolf W. Gunnerman.

(2)	Comprised of 6,000,000 shares of our common stock valued at $.50 per share, being the fair market value of the stock at the time of the award on March 25, 2002.

(3)	Comprised of 4,000,000 shares of our common stock valued at $.85 per share, being the fair market value of the stock at the time of the award on November 8, 2001.

Employment and Consulting Contracts

                 We procure the services of our chairman of the board and chief executive officer, Rudolf W. Gunnerman, pursuant to a Consulting Agreement with RWG, Inc., a Nevada corporation owned by Rudolf W. Gunnerman. We are obligated to a fee of $300,000 annually as a consulting payment through July 2005.

                 We have entered into an Executive Employment Agreement with our president, Kirk S. Schumacher. The agreement continues through February 17, 2008 and provides for an initial signing bonus of $100,000, which was paid February 2003, an annual base salary of $300,000, and incentive compensation commencing in 2004. The agreement includes a grant of stock options for 1,000,000 shares of our common stock at an exercise price of $.55 per share, expiring February 14, 2005.

Certain Transactions

                 Until February 2004 we leased our former facility located at 1650 Meadow Wood Drive, Reno, Nevada, from our Chairman, CEO and majority shareholder, Rudolf W. Gunnerman. The lease payment was $6,500 monthly and we also payed the cost of building insurance and customary utility charges.

                 During 2001 we advanced funds to Rudolf W. Gunnerman and at December 31, 2001, Dr. Gunnerman owed a receivable of $1,345,299 to us. This receivable was fully repaid by May 2002.

                 Commencing in October 2002, Rudolf W. Gunnerman began advancing funds to us at an interest rate of 1% per annum, and at December 31, 2002 the total advanced funds were $170,000. Dr. Gunnerman continued to advance funds to us and, by February 28, 2003, had advanced a total of approximately $320,000. On February 28, 2003, Dr. Gunnerman made a loan with a principal balance of $1,920,000 which was used to fully repay a $500,000 line of credit, to repay the approximately $320,000 of existing short term advances made by Dr. Gunnerman, and to pay our operating expenses, including salaries, rent expenses, litigation costs, and equipment purchase costs.

                 At December 31, 2002, Dr. Gunnerman owed us $3,575,000 for the issuance of 7,150,000 shares of our common stock issued at $.50 per share. Effective February 28, 2003, we agreed with Dr. Gunnerman that the $1,920,000 loaned by Dr. Gunnerman to us be used to repay a portion of Dr. Gunnerman’s $3,575,000 subscription receivable. On May 13, 2003, Dr.. Gunnerman paid the remaining $1,655,000 balance on his $3,575,000 subscription receivable. The interest on the $3,575,000 loan had been waived for the years ended 2001 and 2002. In view of the prepayment, the board of directors waived the interest accrued through the date of payment. As of June 30, 2003, the remaining portion of the original $3,575,000 subscription price had been fully paid by Dr. Gunnerman.

                 In November 2003 Dr. Gunnerman provided us with an additional $500,000.00 in capital by purchasing 2,173,913 shares of our common stock for $500,000, or approximately $0.23 per share.

                 In April 2004 Dr. Gunnerman furnished a commitment to fund up to an additional $2,000,000 in loans to us, of which $200,000 was advanced to us as of May 2004. In June 2004 the commitment was superseded by the funding under the June 3, 2004 and June 15, 2004 private placements. Accordingly, the $200,000 advanced by Dr. Gunnerman was repaid by us in June 2004.

                 In August 2003, we cancelled and returned to treasury 200,000 shares held by Harry H. Holman in exchange for the cancellation of promissory notes in the total principal sum of $200,000.00.

Option Grants in the Last Fiscal Year

                 The following table sets forth certain information at December 31, 2003, and for the year then ended, with respect to stock options granted to the individuals named in the Summary Compensation Table above. No options have been granted at an option price below the fair market value of the common stock on the date of grant.

OPTION/SAR GRANTS IN LAST FISCAL YEAR

Name	Number of Securities Underlying Options/SARs Granted(#)	% of Total Options/ SARs Granted to Employees In Fiscal Year	Exercise or Base Price($/Sh)	Expiration Date	Potential Realized Value at Assumed Annual Rates of Stock Price Appreciation for Option Term at 5% and 10% Respectively

Rudolf W. Gunnerman	—	—	—	—	—	—

Kirk S. Schumacher	1,000,000	91%	0.55	February 2005	—	—

                 The following table summarizes certain information regarding the number and value of all options to purchase common stock of SulphCo, Inc. held by the individuals named in the Summary Compensation Table.

AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR
AND FISCAL YEAR-END OPTION VALUES

Name	Shares Acquired On Exercise	Value Realized ($)	Number of Securities Underlying Unexercised Options/SARs At Fiscal Year End Exercisable/ Unexercisable		Value of Unexercised In-the-Money Options/SARs At Fiscal Year End($)* Exercisable/ Unexercisable

Rudolf W. Gunnerman	—	—	—		—	—

Kirk S. Schumacher	—	—	1,000,000	0	0	—

(*)    Based on the closing price of our common stock on the last trading day of the fiscal year ended December 31, 2003.

MARKET FOR OUR COMMON STOCK AND RELATED STOCKHOLDER MATTERS

Market Information

                 Our common stock is quoted on the Nasd, Inc. OTC Bulletin Board under the symbol “SLPH.” The following table sets forth the range of high and low bid prices for our common stock for each of the quarterly periods indicated as reported by the Research Department of the Nasdaq Stock Market, Inc. These quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not represent actual transactions.

	High	Low

Fiscal 2004:
First Quarter	$2.55	$0.60
Second Quarter (through June 18, 2004)	$3.25	$0.76

Fiscal 2003:
First Quarter	$0.70	$0.30
Second Quarter	$0.40	$0.26
Third Quarter	$0.56	$0.21
Fourth Quarter	$0.65	$0.00

Fiscal 2002:
First Quarter	$0.73	$0.40
Second Quarter	$0.53	$0.18
Third Quarter	$0.39	$0.14
Fourth Quarter	$0.39	$0.19

                 There were approximately 319 holders of record of our common stock as of June 18, 2004. This number does not include stockholders whose shares were held in a “nominee” or “street” name.

Dividends

                 We do not anticipate paying any cash dividends in the foreseeable future. We currently expect to retain future earnings, if any, to finance the growth and development of our business and to dividend amounts in excess of that required for the future growth and development of our business.

Securities Authorized Under Equity Compensation Plans

                 The following table sets forth information as of December 31, 2003 regarding securities authorized for issuance under our equity compensation plans:

Equity Compensation Plan Information

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)

Equity compensation plans approved by security holders(1) Equity compensation plans not approved by security holders(2)	1,100,000	$0.53	(3)

(1)	As of December 31, 2003, we did not maintain equity compensation plans that our stockholders have approved.

(2)	Represents grants to officers and directors pursuant to individual compensation plans.

(3)	Future grants are within the discretion of our board of directors and, therefore, cannot be determined at this time.

Indemnification of Directors, Officers and Controlling Persons

                 Section 78.751 of the Nevada Revised Statutes Annotated (“Nevada RSA”) provides that a Nevada corporation may indemnify its directors and officers against expenses, judgments, fines, and settlements actually and reasonably incurred by them in connection with any civil suit or action, except actions by or in the right of the corporation, or any administrative or investigative proceeding if, in connection with the matters in issue, they acted in good faith and in a manner they reasonably believed to be in, or not opposed to, the best interests of the corporation, and in connection with any criminal suit or proceeding, if in connection with the matters in issue, they had no reasonable cause to believe their conduct was unlawful. Section 78.751 of the Nevada RSA further provides that, in connection with the defense or settlement of any action by or in the right of a Nevada corporation, a Nevada corporation may indemnify its directors and officers against expenses actually and reasonably incurred by them if, in connection with the matters in issue, they acted in good faith, in a manner they reasonably believed to be in, or not opposed to, the best interest of the corporation. Section 78.751 of the Nevada RSA further permits a Nevada corporation to grant its directors and officers additional rights of indemnification through by-law provisions and otherwise.

                 Article VI of our Amended and Restated Restated By-Laws provides that we will indemnify our directors and officers and advance costs and expenses incurred by such officers and directors to the fullest extent permitted by Nevada law. Our Amended and Restated By-Laws also permit us to enter into agreements with any director or officer or to obtain insurance indemnifying directors and officers against certain liabilities incurred by them in the performance of their duties, including liabilities under the Securities Act of 1933.

                 Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable.

PRINCIPAL STOCKHOLDERS

                 The following table presents certain information as of June 18, 2004, regarding the beneficial ownership of our common stock by (i) each of our directors and executive officers individually, (ii) all persons known by us to be beneficial owners of five percent or more of our common stock, and (iii) all of our directors and executive officers as a group. Unless otherwise noted, the persons listed below have sole voting and investment power and beneficial ownership with respect to such shares. The mailing address of the beneficial owners is 850 Spice Islands Drive, Sparks, NV 89431.

Name (1)	Number of Shares Beneficially Owned (1)	Percent Beneficially Owned(1)

Rudolf W. Gunnerman (2)	33,003,063	61.89%
Harry P. Holman	1,001,30	1.88%
Kirk S. Schumacher (3)	1,100,000	2.06%
Patrick E. Lacy(4)	152,000	*
Loren J. Kalmen	97,000	*
All Executive Officers and Directors
as a Group (5 persons) (5)	35,389,843	66.3%

*	Denotes less than 1%

(1)	Beneficial ownership is determined in accordance with rules of the SEC, and includes generally voting power and/or investment power with respect to securities. Shares of common stock which may be acquired by a beneficial owner upon exercise or conversion of warrants, options or rights which are currently exercisable or exercisable within 60 days of June 18, 2004, are included in the Table as shares beneficially owned and are deemed outstanding for purposes of computing the beneficial ownership percentage of the person holding such securities but are not deemed outstanding for computing the beneficial ownership percentage of any other person. Except as indicated by footnote, to our knowledge, the persons named in the table above have the sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them.

(2)	Includes 32,207,063 shares owned by Mr. Gunnerman in joint tenancy with his wife, Doris Gunnerman, with whom he shares voting and investment power.

(3)	Includes 1,000,000 shares which may be acquired upon exercise of options.

(4)	Includes 100,000 shares which may be acquired upon exercise of options.

(5)	Includes 1,100,000 shares which may be acquired upon exercise of options.

DESCRIPTION OF SECURITIES

                 Our authorized capital stock consists of 100,000,000 shares of common stock, par value $.001 per share, and 10,000,000 shares of preferred stock, par value $.001 per share.

Common Stock

                 As of June 18, 2004, there were 53,324,734 shares of common stock outstanding.

                 Holders of common stock are entitled to one vote per share on all matters submitted to a vote of holders of common stock. The holders of common stock do not have cumulative voting rights. The election of directors is determined by a plurality of votes cast, and, except as otherwise required by law, our certificate of incorporation or bylaws, all other matters are determined by a majority of the votes cast. The common stock has no preemptive rights and is not convertible, redeemable or assessable. The holders of common stock are entitled to receive ratably such dividends, if any, as may be declared by the board out of legally available funds, subject to any preferential dividend rights of outstanding preferred stock. Upon any liquidation, dissolution or winding up of our company, after payment of all debts and liabilities of our company and after payment of any liquidation preferences of then outstanding preferred stock, the holders of common stock will be entitled to receive a portion of all remaining assets that are legally available for distribution. The rights, preferences and privileges of holders of common stock are subject to, and may be adversely affected by, the rights of holders of shares of any series of preferred stock which we may designate and issue in the future.

Preferred Stock

                 Our company, by resolution of the board of directors and without any further vote or action by the stockholders, has the authority, subject to certain limitations prescribed by law, to issue from time to time up to an aggregate of 10,000,000 shares of preferred stock in one or more classes or series and to determine the designation and the number of shares of any class or series as well as the voting rights, preferences, limitations and special rights, if any, of the shares of any class or series, including dividend rights, dividend rates, conversion rights and terms, redemption rights and terms, and liquidation preferences. The issuance of preferred stock may have the effect of delaying, deferring or preventing a change of control of our company. There are no shares of preferred stock outstanding, and we currently have no plans to issue any shares of preferred stock.

Transfer Agent and Registrar

        The transfer agent and registrar for our common stock is PublicEase Stock Transfer, Inc.

CHANGES IN ACCOUNTANTS

                 On May 14, 2004, we dismissed Forbush and Associates as our principal auditor, effective as of such date. On May 14, 2004, we appointed Mark Bailey & Company, Ltd. as our principal auditor, effective as of such date. The dismissal of Forbush and Associates and the appointment of Mark Bailey & Company, Ltd. was approved by our audit committee and board of directors.

                 The reports of Forbush and Associates on our financial statements for the past two fiscal years did not contain an adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope, or accounting principles, except that the reports of Forbush and Associates for each of the past two fiscal years was qualified as to uncertainty of the ability of SulphCo to continue as a going concern. SulphCo authorized Forbush and Associates to respond fully to questions of its successor independent auditors.

                 There were no disagreements with Forbush and Associates for the past two fiscal years and the subsequent interim periods through the date of dismissal, on any matters of accounting principles or practices, financial statement disclosure, or auditing scope and procedures which if not resolved to the satisfaction of Forbush and Associates, would have caused Forbush and Associates to make reference to the matter in their report.

LEGAL MATTERS

                 The validity of the issuance of the shares of common stock offered by this prospectus will be passed upon for us by Guzik & Associates, Los Angeles, California. As of the date of this prospectus, Samuel S. Guzik, a principal in this firm, beneficially owned 273,750 shares of our common stock (including 198,750 shares which Mr. Guzik may acquire upon exercise of rights and warrants) all of which shares are registered for resale by Mr. Guzik in the registration statement of which this prospectus is a part.

EXPERTS

                 The financial statements as of December 31, 2003 and December 31, 2002, included in this prospectus have been so included in reliance on the report of Mark Bailey & Company, Ltd., independent certified public accountants, given on the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

                 We have filed a registration statement on Form SB-2 with the Securities and Exchange Commission relating to the securities offered by this prospectus. This prospectus does not contain all of the information provided in the registration statement and the exhibits and schedules to the registration statement. Statements contained in this prospectus as to the contents of any contract or other document referred to are not necessarily complete and in each instance we refer you to the copy of the contract or other document filed as an exhibit to the registration statement, each such statement being qualified in all respects by such reference. For further information with respect to us and the securities offered by this prospectus, we refer you to the registration statement, exhibits, and schedules.

                 We file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission. You may read a copy of any document we file without charge at the public reference facility maintained by the SEC in Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain copies of all or any part of the registration statement from that facility upon payment of the prescribed fees. You may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330. The SEC maintains a website at http://www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that file electronically with the SEC. We maintain our corporate website at www.sulphco.com.

SULPHCO, INC.

(A DEVELOPMENT STAGE COMPANY)

FINANCIAL STATEMENTS

FOR THE YEARS ENDED

DECEMBER 31, 2003

AND

DECEMBER 31, 2002

WITH

AUDIT REPORT OF

INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

MARK BAILEY & CO. LTD.

Certified Public Accountants Management Consultants

Office Address: 1495 Ridgeview Drive, Ste. 200 Reno, Nevada 89509-6634	Phone: 775/332.4200 Fax: 775/332.4210	Mailing Address: P.O. Box 6060 Reno, Nevada 89513

Independent Auditors’ Report

June 17, 2004

Board of Directors
Sulphco, Inc.

We have audited the accompanying balance sheet of Sulphco, Inc., (a company in the development stage) as of December 31, 2003, and the related statements of operations, shareholders’ deficit and cash flows for the years ended December 31, 2003 and 2002. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. The financial statements of SulphCo, Inc. from inception to December 31, 2001 were audited by other auditors whose reported dated May 13, 2002, expressed an unqualified opinion on those statements.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion. The statements of operations, changes in shareholders’ deficit, and statements of cash flows of the Company from inception to December 31, 2001 were audited by other independent accountants whose report dated May 13, 2002 expressed an unqualified opinion on those statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sulphco, Inc., (a company in the development stage), as of December 31, 2003, and the results of its operations and its cash flows from inception and for the years ended December 31, 2003 and 2002, in conformity with accounting principles generally accepted in the United States.

Mark Bailey & Company, Ltd.
Reno, Nevada

This page is intentionally blank

SULPHCO, INC.
BALANCE SHEET
December 31, 2003

ASSETS

2003

Current Assets
Cash	$735,733
Accounts receivable	231
Prepaid expenses	306,973

Total current assets	1,042,937

Fixed Assets
Property and equipment (net of accumulated depreciation of $573,224)	222,515
Desulfurization unit	529,236

Total fixed assets	751,751

Other Assets
Deferred tax asset (net of valuation allowance of $6,130,948)	—
Deposits	36,822

Total other assets	36,822

Total assets	$1,831,510

LIABILITIES AND STOCKHOLDERS’ DEFICIT

Current Liabilities
Accounts payable	$49,638
Accrued expenses	80,376
Settlement liability	13,636
Related party notes payable	750,000

Total current liabilities	893,650

Stockholders’ Deficit
Common stock, $.001 par value, 100,000,000 shares authorized
49,670,083 shares issued and outstanding	49,670
Additional paid-in-capital	19,731,339
Stock subscriptions receivable	(812,000)
Common stock subscribed	1,050
Deficit accumulated during the development stage	(18,032,199)

Total stockholders’ deficit	937,860

Total liabilities and stockholders’ deficit	$1,831,510

The Accompanying Notes are an Integral Part of the Financial Statements

SULPHCO, INC.
STATEMENTS OF OPERATIONS
From Inception and for the Years Ended December 31, 2003 and 2002

		For the Years Ended
	Inception to date	December 31, 2003	December 31, 2002

Revenue
Sales	$42,967	$—	$42,967

Interest income	39,309	—	5,213

Total revenue	82,276	—	48,180

Expenses
Salary and wage expense	(7,490,408)	(781,023)	(642,448)
Director fees	(4,702,000)	(39,500)	(4,520,000)
General and administrative expenses	(3,857,205)	(1,290,777)	(926,225)
Research and development expenses	(1,231,493)	(518,810)	(324,192)
Depreciation expense	(565,647)	(191,043)	(160,530)

Total expenses	(17,846,753)	(2,821,153)	(6,573,395)
Loss from operations	(17,764,477)	(2,821,153)	(6,525,215)

Loss on disposal of assets	(221,711)	(221,711)	—

Net loss before interest expense and income taxes	(17,986,188)	(3,042,864)	(6,525,215)
Interest expense	(46,011)	(26,489)	(16,912)

Net loss before income taxes	(18,032,199)	(3,069,353)	(6,542,127)

Provision for income taxes	—	—	—

Net loss	$(18,032,199)	$(3,069,353)	(6,542,127)

Loss per share:	$(0.58)	$(0.06)	(0.15)

Weighted average shares outstanding - basic and diluted	31,321,421	47,635,663	43,775,337

The Accompanying Notes are an Integral Part of the Financial Statements

SULPHCO, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS’ DEFICIT
From Inception and For the Years Ended December 31, 2003 and 2002

	Common Stock		Additional Paid-in Capital	Accumulated Deficit	Common Stock Subscribed	Stock Subscriptions Receivable	Total Equity
	Shares	Amount

Balance, January 13, 1999
Stock issued for cash at $167 per share	$1,000	$1	$166,999				$167,000
Restate from recapitalization of GRD, Inc.	19,999,000	19,999	(19,999)	—		—	—
Net loss				(128,802)			(128,802)

Balance at December 31, 1999	20,000,000	20,000	147,000	(128,802)	—	—	38,198
Contributions from stockholders:						—
Cash			169,168				169,168
Equipment			362,331				362,331
Acquisition of Filmworld, Inc.	1,200,000	1,200	(251,200)				(250,000)
Contribution of capital	820,000	820	409,180			(208,500)	201,500
Issuance of stock options			1,014,200				1,014,200
Net loss				(1,364,393)			(1,364,393)

Balance at December 31, 2000	22,020,000	22,020	1,850,679	(1,493,195)	—	(208,500)	171,004
Stock issued for services	200,000	200	571,800	—		—	572,000
Stock issued for related party services	4,342,800	4,342	4,782,558				4,786,900
Stock issued for related party cash	724,750	725	1,207,162				1,207,887
Stock issued for subscriptions receivable	12,639,620	12,640	7,352,860			(6,041,000)	1,324,500
Return of shareholder capital			(118,427)				(118,427)
Net loss				(6,927,524)			(6,927,524)

Balance at December 31, 2001	39,927,170	39,927	15,646,632	(8,420,719)	—	(6,249,500)	1,016,340
Stock issued for services	50,000	50	13,450				13,500
Stock issued for related party services	10,000,000	10,000	4,990,000				5,000,000
Stock issued for cash	100,000	100	9,900				10,000
Collection on subscriptions receivable						515,500	515,500
Cancelled subscriptions receivable	(1,000,000)	(1,000)	(499,000)			500,000	—
Issuance of stock subscription	75,000	75	(27,575)			37,500	10,000
Return of shareholder capital	(1,100,000)	(1,100)	(570,900)			572,000	—
Return of stock subscription	(431,000)	(431)	(440,069)				(440,500)
Net loss				(6,542,127)			(6,542,127)

Balance at December 31, 2002	47,621,170	47,621	19,122,438	(14,962,846)	—	(4,624,500)	(417,287)
Stock issued for services	100,000	100	32,400				32,500
Stock subscribed for services			20,950		50		21,000
Payment on stock subscription						3,575,000	3,575,000
Return of stock subscription	(225,000)	(225)	(237,275)			237,500	—
Stock issued for cash	2,173,913	2,174	497,826				500,000
Stock subscribed for prepaid interest			295,000		1,000		296,000
Net loss				(3,069,353)			(3,069,353)

Balance at December 31, 2003	49,670,083	$49,670	$19,731,339	$(18,032,199)	$1,050	$(812,000)	$937,860

The Accompanying Notes are an Integral Part of the Financial Statements

SULPHCO, INC.
STATEMENTS OF CASH FLOWS
From Inception and For the Years Ended December 31, 2003 and 2002

	Inception to date	2003	2002

Cash Flows from Operating Activities
Net loss	$(18,032,199)	$(3,069,353)	$(6,542,127)
Adjustments to reconcile net loss to net cash
used in operating activities:
Depreciation expense	565,647	191,043	160,530
Shares issued for services	5,608,668	16,000	5,013,500

Shares subscribed for services	21,000	21,000	—

Increase in accounts receivable	(231)	(231)	—
Decrease in related party receivable	1,359,185	—	1,360,685

Increase in work in progress	—	—	(583,470)

(Increase) decrease in prepaid expenses	(9,472)	211	40,947

Increase (decrease) in accounts payable	26,254	(103,800)	63,513
Increase in accrued liabilities	103,758	4,644	53,149

Increase (decrease) in legal settlement	13,636	(86,364)	100,000

Net cash used in operating activities	(10,343,754)	(3,026,850)	(333,273)

Cash Flows from Investing Activities
Purchase of capital assets	(719,137)	(156,749)	(40,591)
Investment in subsidiary	(220,086)	—	220,086

Payment of deposits	(36,822)	(15,742)	(21,080)

Development of intangible assets	(15,843)	—	—

Net cash used in investing activities	(991,888)	(172,491)	158,415

Cash Flows from Financing Activities
Proceeds from issuance of stock	6,890,200	516,500	20,000
Proceeds from stock subscriptions	4,240,887	1,655,000	(484,500)
Proceeds from issuance of related party notes payable	3,500,000	2,250,000	420,000
Proceeds from issuance of line of credit	750,000	—	750,000
Return of capital	(118,427)	—	(440,500)
Payments on contracts payable	(250,000)	—	—
Principal payments on line of credit	(750,000)	(500,000)	(250,000)
Principal payments on advance from related party	(2,191,285)	—	—

Net cash provided by financing activities	12,071,375	3,921,500	15,000

Net increase (decrease) in cash and cash equivalents	735,733	722,159	(159,858)
Cash and cash equivalents at inception,

December 31, 2002 and 2001	—	13,574	173,432

Cash and cash equivalents at December 31, 2003 and 2002	$735,733	$735,733	$13,574

Supplemental Information and Noncash Transactions

During the years ended December 31, 2003, and 2002, $27,950 and $16,869 were paid for interest, respectively, and no amounts were paid for income taxes.

In December 2003 one million common shares were subscribed at $0.296 per share for prepaid interest of $296,000.

In February 2003 a stock subscription of $3,575,000 was paid with $1,655,000 in cash and the relief of notes payable of $1,920,000.

In 2002 notes payable of $1,000,000 were relieved with the decrease of $1,000,000 in subscriptions payable.

The Accompanying Notes are an Integral Part of the Financial Statements

SULPHCO, INC.
(A Company in the Development Stage)
NOTES TO FINANCIAL STATEMENTS
December 31, 2003, and 2002

1.	Organization and Significant Accounting Policies

Sulphco, Inc. (the Company), formerly Film World, Inc., was originally organized under the laws of the State of Nevada on December 23, 1986 under the name Hair Life Inc. The Company became inactive during 1987 and remained inactive until September 1994. In September 1994, through a reverse acquisition agreement, the Patterson Group became a wholly owned subsidiary of Hair Life, Inc. Operations were conducted via two subsidiaries until 1998, at which time all operations were discontinued and the Company remained dormant until July 1999.

In July 1999 the Company acquired film rights and changed the corporate name to Film World, Inc. In December 2000 the Company discontinued its film operations and distributed all assets and liabilities related to that business to certain shareholders in exchange for their stock.

In December 2000, the Company entered into an exchange agreement with GRD, Inc. (DBA Sulphco) and issued 1,200,000 shares in exchange for all of the outstanding shares of GRD, Inc. Since the shareholders of GRD, Inc. continue to control the Company, the merger was accounted for as a reverse acquisition of Film World, Inc., and the name was changed to SulphCo, Inc.

Business

The Company is still considered a developmental stage company in 2003, as defined by Statement of Financial Accounting Standards (SFAS) No. 7. The Company is engaged in the business of developing and marketing equipment and a process for removing sulfur from petroleum.

SULPHCO, INC.
(A Company in the Development Stage)
NOTES TO FINANCIAL STATEMENTS
December 31, 2003, and 2002

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The markets for the Company’s products and services are characterized by competition, rapid technological development, regulatory changes, and new product introductions, all of which may impact the future value of the Company’s assets.

Cash and Cash Equivalents

For the purpose of the statements of cash flows, all highly liquid investments with maturities of three months or less are considered to be cash equivalents. There were no cash equivalents as of December 31, 2003 and 2002.

Property and Equipment

Property and equipment are recorded at cost, less accumulated depreciation. The Company reviews its long-lived assets for impairment. Whenever events or changes in circumstances indicate that the carrying amount of the assets might not be recovered through undiscounted future cash flows, such loss is recognized in the statement of operations.

Depreciation is determined using the straight-line method over the remaining estimated useful lives of the assets for financial reporting. Expenditures for maintenance and repairs are expensed when incurred and betterments are capitalized. Gains and losses on the sale of property and equipment are reflected in the statement of operations.

The Company has an uncommissioned desulphurization unit. This unit consists of a trailer containing equipment to be used to remove sulfur from crude oil. The Company incurred $321,167 in costs and accrued $40,591 in sales taxes on this unit in 2002 and classified it as property, plant and equipment because the Company intended to own the unit and receive a rental payment for the unit. Management has since determined that the unit may be manufactured and sold, so $361,758 was reclassified to fixed assets from construction-in-progress as of December 31, 2003 and the sales tax accrual was removed from the accounts of the Company. The Company records any replacement parts it intends to sell and spare parts for its desulfurizing unit at cost.

SULPHCO, INC.
(A Company in the Development Stage)
NOTES TO FINANCIAL STATEMENTS
December 31, 2003, and 2002

Research and Development

The Company expenses research and development as incurred.

Income Taxes

The Company provides for income taxes under the provisions of SFAS No. 109 “Accounting for Income Taxes”. SFAS No. 109 requires an asset and liability based approach in accounting for income taxes.

Deferred income tax assets and liabilities are recorded to reflect the tax consequences in future years of temporary differences between revenue and expense items for financial statement and income tax purposes. Valuation allowances are provided against assets that are not likely to be realized. Deferred tax assets and liabilities are measured using the enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Loss Per Share

The computation of basic and diluted earnings per common share is based on the weighted average number of shares outstanding during the year, plus the common stock equivalents. Common stock equivalents are not included in the diluted loss per share calculation when their effect is antidilutive.

Revenue Recognition

In 2000 the Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin (SAB) No. 101, “Revenue Recognition in Financial Statements.” Pursuant to SAB No. 101 and the relevant generally accepted accounting principles, the Company will recognize revenue upon the passage of title, ownership and the risk of loss to the customer. During the period ended December 31, 2003, there was no revenue.

SULPHCO, INC.
(A Company in the Development Stage)
NOTES TO FINANCIAL STATEMENTS
December 31, 2003, and 2002

New Accounting Pronouncements

In April 2003 the Financial Accounting Standards Board (FASB) issued SFAS 149 “Amendment of Statement 133 on Derivative Instruments and Hedging Activities.” This statement, which amends and clarifies existing accounting pronouncements, addresses financial accounting and reporting for derivative or other hybrid instruments. This Statement requires that contracts with comparable characteristics be accounted for similarly. It is effective for contracts entered into or modified after September 30, 2003. The Company does not expect the adoption of SFAS 149 to have any impact on the financial statements.

In May 2003 the FASB issued SFAS 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity,” which is effective at the beginning of the first interim period beginning after March 15, 2003. This statement establishes standards for the Company’s classification of liabilities in the financial statements that have characteristics of both liabilities and equity. The Company believes the adoption of SFAS 150 will have no effect on the Company’s financial position or results of operations.

In December 2003 the FASB issued SFAS 132R, “Employers’ Disclosures about Pensions and Other Postretirement Benefits—an amendment of SFAS 87, 88, and 106”. This Statement revises employers’ disclosures about pension plans and other postretirement benefit plans. It does not change the measurement or recognition of those plans required by SFAS 87, “Employers’ Accounting for Pensions”, SFAS 88, “Employers’ Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits”, and SFAS 106, “Employers’ Accounting for Postretirement Benefits Other Than Pensions”. This Statement retains the disclosure requirements contained in SFAS 132, “Employers’ Disclosures about Pensions and Other Postretirement Benefits”, which it replaces. It requires additional disclosures to those in the original Statement 132 about the assets, obligations, cash flows, and net periodic benefit cost of defined benefit pension plans and other defined benefit postretirement plans. The required information is required to be provided separately for pension plans and for other postretirement benefit plans. The Company has no Pension or Other Postretirement Benefits.

SULPHCO, INC.
(A Company in the Development Stage)
NOTES TO FINANCIAL STATEMENTS
December 31, 2003, and 2002

2.	Line of Credit

In 2002 the Company negotiated a $500,000 revolving line of credit with Nevada State Bank at an interest rate of prime (4.25 percent), with the Chairman and CEO of the Company as the guarantor. The funds assisted the Company in meeting short-term cash flow requirements. The line of credit expired on May 24, 2003.

At December 31, 2003 and 2002, the Company owed $-0- and $500,000, respectively, to Nevada State Bank under the line of credit agreement.

3.	Notes Payable

The Company’s notes payable consist of the following as of December 31, 2003:

The $250,000 note due to a related party has an interest rate of 9.6 percent, and requires monthly interest payments of $2,000. This note matures on March 1, 2004. Any unpaid accrued interest will be due with the principal when the note matures. In 2003 the Company paid $24,000 of interest on the note. The principal amount of $250,000 was still outstanding at December 31, 2003 (See Note 6).

On December 30, 2003, under the Board’s approval, the Company issued a $500,000 note to the Chairman and CEO and a $500,000 note to a related party. For each of these notes, $250,000 was obtained before year end. The balance of $250,000 for each note will be obtained when the Company needs it. Each note required 500,000 shares of the Company’s common stock, in lieu of interest payment, to be delivered to the note holder by January 15, 2004. The notes are due on demand. In January 2004 the Company issued 500,000 shares to the Chairman and CEO and 500,000 shares to the related party. (See Note 6)

SULPHCO, INC.
(A Company in the Development Stage)
NOTES TO FINANCIAL STATEMENTS
December 31, 2003, and 2002

4.	Operating Lease

In March 2003 the Company entered into a lease agreement on its new location in Sparks, Nevada. In February 2004 the Company extended its lease term for an additional one year to March 3, 2005. (See Note 11)

Following is a schedule of payments required under the rental lease agreement with Dermody Industrial Group:

2004	$443,068
2005	73,845
2006	-0-
2007	-0-
2008	-0-
After 2008	-0-

Total minimum lease payments	$516,913

In 2003 the Company was also obligated for the lease of another property from the Chairman and CEO under a non-cancelable lease agreement. The lease required that the Company make lease payments until either the lease term expired in February 2004 or the property was sold. The property sold in November 2003.

The Company paid $427,138 and $78,315 for rent expense in 2003 and 2002, respectively.

SULPHCO, INC.
(A Company in the Development Stage)
NOTES TO FINANCIAL STATEMENTS
December 31, 2003, and 2002

5.	Contingent Liabilities

The Company is currently the subject of an SEC investigation. The SEC alleges violations of Sections 5(a), 5(c) and 17(a) of the Securities Act of 1934 and Section 10(b) of the Securities Act of 1934 and Rule 10b-5 thereunder . The Company has retained council and has responded to the inquiry and is awaiting response from the SEC. The outcome of the action is not determinable at this time. Any such action could have a material adverse effect on the Company.

In November 2001 a former employee brought a complaint against the Company, claiming that an employment agreement between the Company and the former employee had been breached. A settlement was reached in February 2003. The former employee received the 2 million shares that were previously cancelled when his employment ended with the Company. The Company was also required to pay $100,000 to the former employee on an installment basis. As of December 31, 2003, the Company owes $13,636.

Financial instruments which potentially subject the Company to concentrations of credit risk consist mainly of cash equivalents. The Company maintains amounts on deposit with financial institutions which exceed federally insured limits. The Company has not experienced any significant losses in such accounts, nor does management believe it is exposed to any significant credit risk.

6.	Related Party Transactions

In December 2001 the Chairman and CEO of the Company borrowed $1,360,685 from the Company. The notes were payable upon demand and carried interest at the prime rate on the date of each note. At December 31, 2000, the Company had advances from the Chairman payable on demand with no interest in the amount of $100,000. The Chairman used the advances to offset the receivable and repaid the remaining receivable during 2002.

In May 2002 the Company borrowed $500,000 under a line of credit at 4.23% from Nevada State Bank naming the Chairman as the guarantor of the loan. The line of credit matured in May 2003. (See Note 2).

SULPHCO, INC.
(A Company in the Development Stage)
NOTES TO FINANCIAL STATEMENTS
December 31, 2003, and 2002

In August 2002 the Company issued a note to a related party at an interest rate of 9.6% and is due in March 2004. For the year ended 2003 the Company paid a total of $24,000 in interest and the balance of the note was $250,000 at December 31, 2003. (See Note 3)

In 2003 the Company leased property from the Chairman and CEO under a non-cancelable lease agreement. The rent paid to the Chairman in 2003 and 2002 was $71,500 and 78,315, respectively.

In December 2003 the Company borrowed $250,000 from the CEO and Chairman. (See Note 3).

In November 2003 the Company issued 2,173,913 shares of the Company stock at $0.23 per share to the Chairman and CEO for $500,000. (See Note 7).

In June 2003 the Company issued 50,000 shares at $0.32 per share for the services of a Director valued at $16,000. (See Note 7).

In March 2003 the Company issued 50,000 shares at $0.33 per share to a director for cash of $16,500. (See Note 7).

In February 2003 the Company subscribed 50,000 shares of common stock to a director at $0.42 per share for director services of $21,000. These shares were issued in March 2004. (See Note 11).

The CEO was paid consulting fees of $300,000 and $250,000 in 2003 and 2002, respectively, under an employment contract. The agreement is set to terminate on July 1, 2004.

SULPHCO, INC.
(A Company in the Development Stage)
NOTES TO FINANCIAL STATEMENTS
December 31, 2003, and 2002

In December 2003 the Company issued a $500,000 note to a related party. Upon signing the note, $250,000 of the principal was obtained, with the balance of $250,000 to be obtained upon demand by the Company. (See Note 3). In January 2004 the Company issued 500,000 shares to the related party in lieu of interest on this note. (See Note 11)

7.	Common Stock

In December 2003 one million common shares were subscribed for prepaid interest of $296,000 on related party notes.

In November 2003 the Company issued 2,173,913 shares of the Company stock at $0.23 per share to the Chairman and CEO for $500,000.

In August 2003 196,870 shares were returned to the Company to cancel part of a subscription receivable of $200,000. In September 2003 3,125 shares were returned to the Company to cancel the balance of the subscription receivable.

In June 2003 the Company issued 50,000 shares at $0.32 per share for the services of a Director valued at $16,000.

In March 2003 the Company issued 50,000 shares at $0.33 per share for cash of $16,500.

In February 2003 the Company subscribed 50,000 shares of common stock to a director at $0.42 per share for director services of $21,000. These shares were issued in March 2004. Also, in February 2003, a subscription of $3,575,000 was relieved when a loan of $1,920,000 was forgiven, and cash of $1,655,000 was received.

SULPHCO, INC.
(A Company in the Development Stage)
NOTES TO FINANCIAL STATEMENTS
December 31, 2003, and 2002

8.	Stock Options

The Company has adopted the disclosure-only provisions of SFAS No. 123, “Accounting for Stock-Based Compensation”. Accordingly, no compensation cost has been recognized for employees in the financial statements. Had compensation cost for the Company’s stock options been determined based on the fair value at the grant date for awards in 2003 and 2002, consistent with the provisions of SFAS No. 123, the Company’s net earnings and earnings per share would have been reduced to the pro forma amounts indicated below:

2003

Net earnings – as reported	$(3,069,353)

Net earnings – pro forma	$(3,087,376)

Earning per share – as reported	$(0.06)

Earning per share – pro forma	$(0.06)

The fair value of each option granted is estimated at the date of grant using the Black-Scholes option-pricing model with the following assumptions:

2003

Expected Dividend yield	$-0-
Expected stock price volatility	272%
Risk free interest rate	4.00-4.65%
Expected life of options	3 years

The following table summarizes information about stock options outstanding at December 31, 2003:

	Shares	Weighted Average Exercise Price

Options outstanding, beginning of year	-0-	$-0-

Options exercised	-0-	$-0-
Options granted	1,100,000	$0.53

Options outstanding, end of year	1,100,000	$0.53

Option price range at end of year	$0.35-$0.55
Weighted-average fair value of options
Granted during the year	$0.59

SULPHCO, INC.
(A Company in the Development Stage)
NOTES TO FINANCIAL STATEMENTS
December 31, 2003, and 2002

There were no stock options at December 31, 2002.

The Company has a Non-Officer Limited Stock Appreciation Rights Plan. In August 2003 ten employees were granted awards for 2,500 Limited Stock Appreciation Rights, each with a multiplier of eighteen, at a base price of $0.24.

9.	Stock Subscriptions

In September 2001 the Company issued 2,758,620 shares under a subscription agreement in which a third party agreed to place the shares with investors interested in assisting the Company in reaching its objectives. The shares were valued at $0.725 per share for a total value of $2,000,000. At December 31, 2002, the Company had received $1,116,000 in cash from the third party. In early 2003 another $75,000 was received. In April 2002 the Company requested that the third party immediately remit the balance of $737,000 or return 1,023,611 shares for cancellation. This dispute has not yet been resolved as of the report date (See Note 11).

The total stock subscription receivable was $812,500 and $4,624,500 at December 31, 2003 and 2002 respectively.

10.	Provision for Income Taxes

The Company recognizes deferred tax liabilities and benefits for the expected future tax consequences of events that have been included in the financial statements or tax returns.

Deferred tax liabilities and benefits are recognized using enacted tax rates in effect for the year in which the differences are expected to reverse.

SULPHCO, INC.
(A Company in the Development Stage)
NOTES TO FINANCIAL STATEMENTS
December 31, 2003, and 2002

The following is a schedule of the composition of the provision for income taxes:

Federal	2003	2002

Current	$-0-	$-0-
Deferred	-0-	-0-

Total provision for federal income taxes	-0-	-0-

Deferred tax benefits and liabilities are calculated using enacted tax rates in effect for the year in which the differences are expected to reverse.

The following is a schedule of the composition of the income tax benefit:

	2003	2002

Net operating loss carryforward	$18,032,199	$14,962,847
Valuation	(18,032,199)	(14,962,847)

Total provision for income taxes	$-0-	$-0-

Reconciliation of the statutory federal income tax rate to the Company’s effective tax rate is as follows:

	December 31
	2003	2002

Net loss before taxes	$(3,069,353)	$(6,542,127)
U.S. statutory rate	34.00%	34.00%

Change in deferred tax	1,043,580	2,224,323
Change in deferred tax asset valuation account	(1,043,580)	(2,224,323)

Total tax expense	$0.00	$0.00

Effective tax rate	0.0%	0.0%

The net change in the valuation account was $1,043,580 and $2,224,323, in the years ended December 31, 2003, and 2002, respectively. The valuation allowance has been estimated in an amount equal to the projected future benefit of the loss carryforward because there is no assumption that the Company will generate sufficient income to utilize the tax benefit. The Company has incurred losses since its inception. The Company has unused net operating losses available for carryforwards of approximately $18,050,000 that will start to expire in 2019.

SULPHCO, INC.
(A Company in the Development Stage)
NOTES TO FINANCIAL STATEMENTS
December 31, 2003, and 2002

10.	Fair Value of Financial Instruments

Financial Accounting Standards Board SFAS No. 107, “Disclosure About Fair Value of Financial Instruments” is a part of a continuing process by the FASB to improve information on financial statements. The following methods and assumptions were used by the Company in estimating its fair value disclosures for such financial instruments as defined by the Statement.

The carrying amounts reported in the balance sheets for accounts receivable approximate fair value due to their short-term nature. Notes payable approximate fair value as their stated interest rates approximate a market rate available to the Company.

11.	Subsequent Events

In January 2004 the Company issued 500,000 shares to the Chairman and 500,000 shares to a related party in lieu of prepaid interest of $296,000 on the notes payable to them.

Also in January 2004 the Company filed suit for the remittance of $737,000, the balance of the stock subscription that is in dispute (See Note 9)

In February 2004 the Company extended their lease term for an additional one year to March 3, 2005.

In March 2004 the Company issued the 50,000 shares subscribed at $0.42 per share to a director for director fees of $21,000.

Also in March 2004, the Company retired the note payable to a related party in the amount of $250,000 (See Note 3).

On June 3, 2004 the Company entered into a securities purchase agreement to sell up to $2.6 million of units of its securities in a private placement to certain institutional and individual investors. As of the close of business on June 3, 2004, the Company completed the initial closing of the private placement and received approximately $1,300,000 of the

SULPHCO, INC.
(A Company in the Development Stage)
NOTES TO FINANCIAL STATEMENTS
December 31, 2003, and 2002

On June 15, 2004, entered into a securities purchase agreement to sell up to $2.5 million of units of its securities in a private placement to certain institutional and individual investors. As of the close of business on June 15, 2004, the Company completed the initial closing of the private placement and received approximately $1,250,000 of the total.

SULPHCO, INC.
(A Company in the Development Stage)
BALANCE SHEET
March 31, 2004 (unaudited)

ASSETS
March 31, 2004

(unaudited)
Current Assets
Cash	$330,855
Related party accounts receivable	15,373
Prepaid expenses	225,263

Total current assets	571,491

Property and equipment (net of accumulated depreciation of $573,224)	175,133

Other Assets

Deferred tax asset (net of valuation allowance of $6,595,610)	—
Desulphurization prototype	535,601
Deposits	36,822

Total other assets	572,423

Total assets	$1,319,047

LIABILITIES AND STOCKHOLDERS’ DEFICIT

Current Liabilities
Accounts payable	$41,339
Accrued expenses	51,875
Related party notes payable	1,000,000

Total current liabilities	1,093,214

Stockholders’ Deficit
Common stock, $.0001 par value, 100,000,000 shares authorized
50,820,083 shares issued and outstanding	50,820
Additional paid-in-capital	19,816,239
Stock subscriptions receivable	(812,000)
Deficit accumulated during the development stage	(18,829,226)

Total stockholders’ deficit	225,833

Total liabilities and stockholders’ deficit	$1,319,047

The Accompanying Notes are an Integral Part of the Financial Statements

SULPHCO, INC.
(A Company in the Development Stage)
STATEMENTS OF OPERATIONS
For the Three Months Ended March 31, 2004 and 2003 (unaudited)

	Inception to date	For the Three Months Ended March 31,
		2004	2003

Revenue
Sales	$42,967	$—	$—
Interest income	39,309	—	2

Total revenue	82,276	—	2

Expenses
Salary and wage expense	(7,698,710)	(208,302)	(214,926)
Director fees	(4,702,000)	—	—
General and administrative expenses	(4,212,418)	(355,213)	(268,153)
Research and development expenses	(1,337,623)	(106,130)	(71,042)
Depreciation expense	(613,029)	(47,382)	(40,500)

Total expenses	(18,563,780)	(717,027)	(594,621)
Loss from operations	(18,481,504)	(717,027)	(594,619)

Loss on disposal of assets	(221,711)	—	—

Net loss before interest expense and income taxes	(18,703,215)	(717,027)	(594,619)
Interest expense	(126,011)	(80,000)	(9,676)

Net loss before income taxes	(18,829,226)	(797,027)	(604,295)
Provision for income taxes	—	—	—

Net loss	$(18,829,226)	$(797,027)	(604,295)

Loss per share:	$(0.59)	$(0.02)	(0.01)

Weighted average - basic and diluted	32,114,974	50,736,750	47,637,837

The Accompanying Notes are an Integral Part of the Financial Statements

F-23

SULPHCO, INC.
(A Company in the Development Stage)
STATEMENT OF CASH FLOWS
For the Three Months Ended March 31, 2004 and 2003 (unaudited)

	Inception to Date	March 31,
		2004	2003

Cash Flows from Operating Activities
Net loss	$(18,829,226)	$(797,027)	$(604,295)
Adjustments to reconcile net loss to net cash
used in operating activities:

Depreciation expense	613,029	47,382	40,500

Shares issued for services	5,693,668	85,000	—

Shares issued for interest expense	95,000	74,000	—

Increase in accounts receivable	(15,373)	(15,142)	—

Decrease in related party receivable	1,359,185	—	—

Increase in work in progress	—	—	—

(Increase) decrease in prepaid expenses	(1,762)	7,710	6,050

Decrease in accounts payable	(9,726)	(35,980)	(74,888)

Increase in accrued liabilities	102,938	(820)	15,914

Decrease in legal settlement	—	(13,636)	(31,818)

Net cash used in operating activities	(10,992,267)	(648,513)	(648,537)

Cash Flows from Investing Activities

Purchase of capital assets	(725,502)	(6,365)	(106,741)

Investment in subsidiary	(220,086)	—	—

Payment of deposits	(36,822)	—	(48,064)

Development of intangible assets	(15,843)	—	—

Net cash used in investing activities	(998,253)	(6,365)	(154,805)

Cash Flows from Financing Activities

Proceeds from issuance of stock	6,890,200	—	—

Proceeds from stock subscriptions	4,240,887	—	1,936,500

Proceeds from issuance of related party notes payable	3,750,000	250,000	—

Proceeds from issuance of line of credit	750,000	—	—

Return of capital	(118,427)	—	—

Principal payments on related party notes payable	—	—	(170,000)

Payments on contracts payable	(250,000)	—	—

Principal payments on line of credit	(750,000)	—	(500,000)

Principal payments on advance from related party	(2,191,285)	—	—

Net cash provided by financing activities	12,321,375	250,000	1,266,500

Net increase (decrease) in cash and cash equivalents	330,855	(404,878)	463,158
Cash and cash equivalents at inception,

December 31, 2003 and 2002	—	735,733	13,574

Cash and cash equivalents at March 31, 2004 and 2003	$330,855	$330,855	$476,732

The Accompanying Notes are an Integral Part of the Financial Statements

SULPHCO, INC.
(A Company in the Development Stage)
STATEMENT OF CASH FLOWS
For the Three Months Ended March 31, 2004 and 2003 (unaudited)

Supplemental Information and Noncash Transactions

During the three months ended March 31, 2004, and 2003, $80,000 and $16,869 were paid for interest, respectively, and no amounts were paid for income taxes.

In January 2004 one million subscribed shares were issued for interest expense of $74,000 and prepaid interest of $222,000.

In March 2004 fifty thousand subscribed shares were issued for the services of a director.

The Accompanying Notes are an Integral Part of the Financial Statements

SULPHCO, INC.
(A Company in the Development Stage)
NOTES TO THE INTERIM FINANCIAL STATEMENTS
March 31, 2004 (unaudited)

1.	Basis of Presentation

The accompanying unaudited interim financial statements of Sulphco, Inc., (the “Company”) have been prepared by the Company in accordance with generally accepted accounting principles in the United States of America, pursuant to the Securities and Exchange Commission rules and regulations. In management’s opinion, all adjustments necessary for a fair presentation of the results for the interim periods have been reflected in the interim financial statements. The results of operations for any interim period are not necessarily indicative of the results for a full year. All adjustments to the financial statements are of a normal recurring nature.

Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted. Such disclosures are those that would substantially duplicate information contained in the most recent audited financial statements of the Company, such as significant accounting policies and stock options. Management presumes that users of the interim statements have read or have access to the audited financial statements and notes thereto included in the Company’s most recent annual report on Form 10-KSB.

2.	Prepaid Expenses

Prepaid expenses include prepaid interest of $222,000. One million common shares were issued in lieu of interest for two loans totaling $1,000,000. The prepaid interest is amortized over the one year (the life of the loan).

3.	Related Party Transactions

In March 2004 the Company issued 50,000 shares of subscribed common stock to a director at $0.42 per share for director services in the prior year.

The CEO was paid consulting fees of $75,000 during the quarter, under an employment contract. The agreement is set to terminate on July 1, 2004.

The Company had outstanding at March 31, 2004, a $500,000 note due to a related party, as well as a $500,000 note payable to the CEO. Both of these loans had interest rates of 29.5% (percent).

SULPHCO, INC.
(A Company in the Development Stage)
NOTES TO THE INTERIM FINANCIAL STATEMENTS
March 31, 2004 (unaudited)

In January 2004 the Company issued 500,000 shares to each related party in lieu of interest on these notes.

4.	Capital Stock

In January 2004 one million subscribed common shares were issued for interest expense during the quarter of $76,000 and prepaid interest of $222,000. (See Note 3).

Also in January 2004 one hundred thousand shares were issued at $0.85 per share for consulting services valued at $85,000.

In March 2004 fifty thousand subscribed common shares were issued for Director services valued in the prior year at $21,000.

5.	Commitments and Contingencies

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist mainly of cash equivalents. The Company maintains amounts on deposit with financial institutions, which exceed federally insured limits. The Company has not experienced any significant losses in such accounts, nor does management believe it is exposed to any significant credit risk.

There are various claims and lawsuits pending against the Company arising in the normal course of the Company’s business. Although the amount of liability at March 31, 2004, cannot be ascertained, management is of the opinion that any resulting liability will not materially affect the Company’s financial position.

In January 2004 the Company filed suit for the remittance of $737,000, the balance of the stock subscription that is in dispute.

SULPHCO, INC.
(A Company in the Development Stage)
NOTES TO THE INTERIM FINANCIAL STATEMENTS
March 31, 2004 (unaudited)

6.	Subsequent Events

On June 3, 2004, the Company entered into a securities purchase agreement to sell up to $2,600,000 of its securities in a private placement to certain institutional and individual investors. As of the close of business on June 3, 2004, the Company completed the initial closing of the private placement and received approximately $1,300,000 of the total.

On June 15, 2004, the Company entered into a securities purchase agreement to sell up to $2,500,000 of its securities in a private placement to certain institutional and individual investors. As of the close of business on June 15, 2004, the Company completed the initial closing of the private placement and received approximately $1,250,000 of the total.

18,648,137 SHARES OF COMMON STOCK

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 24.   Indemnification of Directors and Officers.

                 Section 78.751 of the Nevada Revised Statutes Annotated (“Nevada RSA”) provides that a Nevada corporation may indemnify its directors and officers against expenses, judgments, fines, and settlements actually and reasonably incurred by them in connection with any civil suit or action, except actions by or in the right of the corporation, or any administrative or investigative proceeding if, in connection with the matters in issue, they acted in good faith and in a manner they reasonably believed to be in, or not opposed to, the best interests of the corporation, and in connection with any criminal suit or proceeding, if in connection with the matters in issue, they had no reasonable cause to believe their conduct was unlawful. Section 78.751 of the Nevada RSA further provides that, in connection with the defense or settlement of any action by or in the right of a Nevada corporation, a Nevada corporation may indemnify its directors and officers against expenses actually and reasonably incurred by them if, in connection with the matters in issue, they acted in good faith, in a manner they reasonably believed to be in, or not opposed to, the best interest of the corporation. Section 78.751 of the Nevada RSA further permits a Nevada corporation to grant its directors and officers additional rights of indemnification through by-law provisions and otherwise.

                 Article VI of our Amended and Restated Restated By-Laws provides that we will indemnify our directors and officers and advance costs and expenses incurred by such officers and directors to the fullest extent permitted by Nevada law. Our Amended and Restated By-Laws also permit us to enter into agreements with any director or officer or to obtain insurance indemnifying directors and officers against certain liabilities incurred by them in the performance of their duties, including liabilities under the Securities Act of 1933.

                 Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable.

Item 25.   Other Expenses of Issuance and Distribution.

                 The following table sets forth the expenses payable by the Registrant in connection with the sale and distribution of the securities being registered hereby. All amounts are estimated except the Securities and Exchange Commission registration fee.

SEC registration fee	$6,557
Accounting fees and expenses	2,000
Legal fees and expenses	60,000
Printing expenses	500
Registrar and Transfer Agent’s fees	500
Miscellaneous fees and expenses	1,000
Total	$70,557

1

Item 26.   Recent Sales of Unregistered Securities.

                 Following is certain information regarding securities sold by the registrant during the past three years without registering the sale by us of the securities under the Securities Act of 1933:

                 On July 17, 2001, we issued 200,000 shares to Coldwater Capital LLC, believed to be an accredited investor, for cash and services We received $200,000.00 in cash and the shares were valued at $2.86 per share.. Such shares were issued pursuant to the exemption from registration under Section 4(2) of the Securities Act of 1933, as amended. These shares were later returned to our treasury.

                 On November 8, 2001, we issued 4,000,000 shares to R. W. Gunnerman, an officer, director and majority shareholder, for services. Such shares were valued at $0.85 per share.. Such shares were issued in reliance on the exemption from registration contained in section 4(2) of the Securities Act of 1933, as amended, and the certificates representing such shares were issued with a restrictive legend reflecting the limitations on future transfer of these shares.

                 On September 13, 2002, we issued 50,000 shares to Rohinis Govind for $5,000.00 in cash, believed to be an accredited investor. Such shares were issued in reliance on the exemption from registration contained in section 4(2) of the Securities Act of 1933, as amended, and the certificates representing such shares bear a restrictive legend reflecting the limitations on future transfer of these shares.

                 On November 12, 2002, we issued 100,000 shares to Erika Hermann for $10,000.00 in cash, believed to be an accredited investor. Such shares were issued in reliance on the exemption from registration contained in section 4(2) of the Securities Act of 1933, as amended, and the certificates representing such shares were issued with a restrictive legend reflecting the limitations on future transfer of these shares.

                 On December 18, 2002, we issued 50,000 shares to Loren Kalmen for $5,000.00 in cash, believed to be an accredited investor. Such shares were issued in reliance on the exemption from registration contained in section 4(2) of the Securities Act of 1933, as amended, and the certificates representing such shares bear a restrictive legend reflecting the limitations on future transfer of these shares.

                 On January 15, 2003, we sold 50,000 shares to Kirk S. Schumacher, believed to be an accredited investor, for $16,500.00 in cash.. Such shares were issued in reliance on the exemption from registration contained in section 4(2) of the Securities Act of 1933, as amended, and the certificates representing such shares were issued with a restrictive legend reflecting the limitations on future transfer of these shares.

                 On February 12, 2003, we confirmed the December 4, 2000 issuance of 2,000,000 shares of common stock to Mark T. Cullen, our former president believed to be an accredited investor, and the February 14, 2001 issuance of 120,000 shares of common stock to Mr. Cullen, in settlement of a lawsuit. Such shares were issued in reliance on the exemption from registration contained in section 4(2) of the Securities Act of 1933, as amended, and the certificates representing such shares were issued with a restrictive legend reflecting the limitations on future transfer of these shares.

                 On February 17, 2003, we issued 50,000 shares to Kirk S. Schumacher, believed to be an accredited investor, in consideration of his agreeing to serve on our board of directors. The issuance of the option and the option shares by us were issued in reliance on the exemption from registration contained in section 4(2) of the Securities Act of 1933, as amended, and the certificates representing such shares were issued with a restrictive legend reflecting the limitations on future transfer of these shares.

                 On May 8, 2003, we issued 50,000 shares of common stock to Loren J. Kalmen, believed to be an accredited investor, for his services as a director. All such shares were issued in reliance on the exemption from registration contained in Section 4(2) of the Securities Act of 1933, as amended, and the certificates representing such shares were issued with a restrictive legend reflecting the limitations on future transfer of those shares.

2

                 On November 4, 2003, we issued 2,173,913 shares to Rudolf W. Gunnerman, an officer, director and majority shareholder, in consideration of the cash payment of $500,000. Such shares were issued in reliance on the exemption from registration contained in section 4(2) of the Securities Act of 1933, as amended, and the certificates representing such shares were issued with a restrictive legend reflecting the limitations on future transfer of these shares.

                 On January 5, 2004, we issued 500,000 shares to Rudolf W. Gunnerman, an officer, director and majority shareholder, and Doris Gunnerman, his spouse, as interest in lieu of a cash interest payment for a loan of $500,000 which has been wholly funded in cash. Such shares were issued in reliance on the exemption from registration contained in Section 4(2) of the Securities Act of 1933, as amended, and the certificates representing such shares were issued with a restrictive legend reflecting the limitations on future transfer of these shares.

                 On January 5, 2004, we issued 500,000 shares to Erika Hermann as interest in lieu of a cash interest payment for a loan of $500,000 which has been wholly funded through the retirement of existing debt. Such shares were issued in reliance on the exemption from registration contained in Section 4(2) of the Securities Act of 1933, as amended, and the certificates representing such shares were issued with a restrictive legend reflecting the limitations on future transfer of these shares.

                 On January 21, 2004, we issued 100,000 shares of common stock to Fuad A M A Alghareeb, believed to be an accredited investor, for his consulting services in Kuwait. All such shares were issued in reliance on the exemption from registration contained in Section 4(2) of the Securities Act of 1933, as amended, and the certificates representing such shares were issued with a restrictive legend reflecting the limitations on future transfer of those shares.

                 In June 2004 we sold common stock together with warrants and rights to purchase our common stock and securities convertible into common stock, aggregating 18,648,137 shares, pursuant to two private placements with a total of 29 investors and two placement agents, all believed by us to be accredited investors. All such securities were issued in reliance on the exemption from registration contained in Section 4(2) of the Securities Act of 1933, as amended, and Regulation D thereunder, and the certificates representing such securities were issued with a restrictive legend reflecting the limitations on future transfer of those shares. The terms of these securities are set forth in Part I of this registration statement.

3

Item 27. Exhibits.

(a) Exhibits:

3.1*	Restated Articles of Incorporation, as filed on December 30, 2003, with the Nevada Secretary of State.

3.2 **	Amended and Restated Bylaws.

4.1+	Form of Additional Investment Rights initially issued on June 3, 2004.

4.2++	Form of Additional Investment Rights initially issued on June 15, 2004.

4.3+	Form of Warrant initially issued on June 3, 2004.

4.4++	Form of Warrant initially issued on June 15, 2004.

5.1	Opinion of Guzik & Associates.

10.1**	Executive Employment Agreement dated as of February 17, 2003, by and between SulphCo, Inc. and Kirk S. Schumacher.

10.2*	2003 Non-Officer Limited Stock Appreciation Rights Plan.

10.3+	Securities Purchase Agreement dated as of June 1, 2004, by and between SulphCo, Inc. and the Purchasers parties thereto.

10.4++	Securities Purchase Agreement dated as of June 14, 2004, by and between SulphCo, Inc. and the Purchasers parties thereto.

14*	Code of Ethics adopted by the Board of Directors on March 12, 2004.

16.1+++	Letter from Forbush and Associates to the SEC dated May 14, 2004.

23.1	Consent of Mark Bailey & Company, Ltd.

23.2	Consent of Guzik & Associates (Included in Exhibit 5.1)

24.1	Power of Attorney (Included in Signature Page in Part II)

*  Incorporated by reference from the registrant’s Annual Report on Form 10-KSB (SEC File No. 333-27599) as filed with the SEC on March 29, 2004.

**  Incorporated by reference from the registrant’s Form 10-QSB for the quarter ended March 31, 2003 (SEC File No. 27599) as filed with the SEC on May 14, 2003.

+  Incorporated by reference from the registrant’s Form 8-K (SEC File No. 27599) as filed with the SEC on June 4, 2004.

++  Incorporated by reference from the registrant’s Form 8-K (SEC File No. 27599) as filed with the SEC on June 16, 2004.

+++  Incorporated by reference from the registrant’s Form 10-QSB for the quarter ended March 31, 2004, (SEC File No. 27599) as filed with the SEC on May 17, 2004.

4

                 (b)  Financial Statement Schedules

                 None.

Item 28.   Undertakings.

        The undersigned registrant hereby undertakes:

(1) to supplement the prospectus, after the end of the subscription period, to include the results of the subscription offer, the transactions by the underwriters during the subscription period, the amount of unsubscribed securities that the underwriters will purchase, and the terms of any later reoffering. If the underwriters make any public offering of the securities on terms different from those on the cover page of the prospectus, the registrant will file a post-effective amendment to state the terms of such offering.

(2) For determining any liability under the Securities Act, to treat the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act as a part of this registration statement as of the time the Commission declared it effective.

(3) For determining any liability under the Securities Act, to treat each post-effective amendment that contains a form of prospectus as a new registration statement for the securities offered in the registration statement, and that offering of the securities at that time as the initial bona fide offering of those securities.

(4) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(5) In accordance with Item 512(a) of Regulation S-B, relating to Rule 415 offerings, the registrant will:

(a) File, during any period in which it offers or sells securities, a post-effective amendment to this registration statement to:

(i) Include any prospectus required by Section 10(a)(3) of the Securities Act;

5

(ii) Reflect in the prospectus any facts or events which, individually or in the aggregate, represent a fundamental change in the information in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) under the Securities Act, as amended, if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii) Include any additional or changed material information on the plan of distribution.

(b) For determining liability under the Securities Act, treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering.

(c) File a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

6

SIGNATURES

                 In accordance with the requirements of the Securities Act, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form SB-2 and authorized this registration statement to be signed on its behalf by the undersigned in the City of Sparks, State of Nevada, on June 30, 2004.

SULPHCO, INC.

By	/s/ Rudolf W. Gunnerman

Rudolf W. Gunnerman, Chairman of the Board and Chief Executive Officer

                 KNOW BY ALL MEN THESE PRESENTS, that each person whose signature appears below constitutes and appoints Rudolf W. Gunnerman and Kirk S. Schumacher, or either of them, his true and lawful attorney-in-fact and agent, with full power of substitution, for him and his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to file the same with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and ratifying and confirming all that said attorney-in-fact and agent or his substitute or substitutes may lawfully do or cause to be done by virtue thereof.

                 Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

/s/ Rudolf W. Gunnerman	Chairman of the Board, Chief Executive Officer, Director (Principal Executive Officer)	June 30, 2004
Rudolf W. Gunnerman

/s/ Kirk S. Schumacher	Chief Operating Officer, President,	June 30, 2004
Kirk S. Schumacher	Director

/s/ Patrick E. Lacy	Chief Financial Officer	June 30, 2004
Patrick E. Lacy	(Principal Financial Officer and
Principal Accounting Officer)

/s/ Loren J. Kalmen	Director	June 30, 2004
Loren J. Kalmen

/s/ Harry P. Holman	Director	June 30, 2004
Harry P. Holman

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EXHIBIT INDEX

3.1*	Restated Articles of Incorporation, as filed on December 30, 2003, with the Nevada Secretary of State.

3.2 **	Amended and Restated Bylaws.

4.1+	Form of Additional Investment Rights initially issued on June 3, 2004.

4.2++	Form of Additional Investment Rights initially issued on June 15, 2004.

4.3+	Form of Warrant initially issued on June 3, 2004.

4.4++	Form of Warrant initially issued on June 15, 2004.

5.1	Opinion of Guzik & Associates.

10.1**	Executive Employment Agreement dated as of February 17, 2003, by and between SulphCo, Inc. and Kirk S. Schumacher.

10.2*	2003 Non-Officer Limited Stock Appreciation Rights Plan.

10.3+	Securities Purchase Agreement dated as of June 1, 2004, by and between SulphCo, Inc. and the Purchasers parties thereto.

10.4++	Securities Purchase Agreement dated as of June 14, 2004, by and between SulphCo, Inc. and the Purchasers parties thereto.

14*	Code of Ethics adopted by the Board of Directors on March 12, 2004.

16.1+++	Letter from Forbush and Associates to the SEC dated May 14, 2004.

23.1	Consent of Mark Bailey & Company, Ltd.

23.2	Consent of Guzik & Associates (Included in Exhibit 5.1)

24.1	Power of Attorney (Included in Signature Page in Part II)

*  Incorporated by reference from the registrant’s Annual Report on Form 10-KSB (SEC File No. 333-27599) as filed with the SEC on March 29, 2004.

**  Incorporated by reference from the registrant’s Form 10-QSB for the quarter ended March 31, 2003 (SEC File No. 27599) as filed with the SEC on May 14, 2003.

+  Incorporated by reference from the registrant’s Form 8-K (SEC File No. 27599) as filed with the SEC on June 4, 2004.

++  Incorporated by reference from the registrant’s Form 8-K (SEC File No. 27599) as filed with the SEC on June 16, 2004.

+++  Incorporated by reference from the registrant’s Form 10-QSB for the quarter ended March 31, 2004, (SEC File No. 27599) as filed with the SEC on May 17, 2004.

8